Exhibit 2.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

DIPLOMAT PHARMACY, INC.,

MEDPRO RX, INC.,

AND

THE OTHER PARTIES NAMED HEREIN

June 27, 2014

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT		1

ARTICLE I. PURCHASE AND SALE		1
1.01	Purchase and Sale of the Shares	1
1.02	Purchase Price	1
1.03	Cancellation of Options	2
1.04	Post-Closing Purchase Price Adjustment	3
1.05	Contingent Payments	5
1.06	Tax Withholding	10

ARTICLE II. CLOSING		10
2.01	Closing	10
2.02	Closing Deliveries	10

ARTICLE III. REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS		13
3.01	Organization and Authority	13
3.02	Absence of Conflicts	14
3.03	Ownership of the Shares	14
3.04	Stockholders’ Broker	14
3.05	Litigation	14

ARTICLE IV. REPRESENTATIONS AND WARRANTIES REGARDING COMPANY		15
4.01	Organization and Power	15
4.02	Authorization	15
4.03	Capitalization; Subsidiaries	15
4.04	Absence of Conflicts	16
4.05	Financial Statements	16
4.06	Certain Developments	17
4.07	Real Property	18
4.08	Tax Matters	20
4.09	Contracts and Commitments	22
4.10	Proprietary Rights	25
4.11	Systems	27
4.12	Governmental Licenses and Permits	28
4.13	Employees	28
4.14	Immigration Matters	29
4.15	Employee Benefit Plans	29
4.16	Medicare and Medicaid Participation	32
4.17	Compliance Program	32
4.18	HIPAA Compliance	33
4.19	Compliance with Laws	33
4.20	Affiliate Transactions	34
4.21	Environmental Matters	34

i

4.22	Tangible Assets	36
4.23	Undisclosed Liabilities	36
4.24	Notes and Accounts Receivable	36
4.25	Powers of Attorney	36
4.26	Insurance	36
4.27	Service Liability Claims	37
4.28	Customers	38
4.29	Suppliers	38
4.30	Officers and Directors	38
4.31	Bank Accounts	38
4.32	Litigation	38
4.33	Books and Records	39
4.34	Company Broker	39
4.35	Disclosure	39

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER		39
5.01	Organization and Power	39
5.02	Authorization	40
5.03	Absence of Conflicts	40
5.04	Buyer’s Broker	40
5.05	Financial Statements	40
5.06	Capitalization; Subsidiaries	41
5.07	Litigation	41
5.08	Undisclosed Liabilities	41
5.09	Compliance with Laws	42
5.10	Certain Developments	42
5.11	Exchanged Equity	42
5.12	Disclosure	42

ARTICLE VI. COVENANTS		43
6.01	Governmental Approvals and Consents	43
6.02	Press Releases and Announcements	43
6.03	Further Transfers	43
6.04	Non-Solicitation, Non-Competition and Confidentiality	43
6.05	Customer and Other Business Relationships	45
6.06	Stockholders’ Release	45

ARTICLE VII. TAX MATTERS		46
7.01	Tax Matters	46
7.02	Treatment of Indemnification Payments	54
7.03	Other Rights and Remedies Not Affected	54
7.04	Overlap	54

ARTICLE VIII. INDEMNIFICATION		54
8.01	Survival	54
8.02	Indemnification by the Stockholders	54
8.03	Indemnification by Buyer	56

8.04	Time Limitations	56
8.05	Indemnification Procedures for Third Party Claims	57
8.06	Indemnification Procedures for Non-Third Party Claims	60
8.07	Contingent Claims	60
8.08	Effect of Investigation; Waiver	60
8.09	Setoff Rights	61
8.10	Treatment of Indemnification Payments	61
8.11	Exclusive Remedy	61
8.12	Payment of Indemnification	61
8.13	Mitigation	62
8.14	Calculation of Losses	62

ARTICLE IX. SELLERS’ REPRESENTATIVE		62
9.01	Designation	62
9.02	Authority; Successor	62

ARTICLE X. DEFINITIONS		63
10.01	Definitions	63
10.02	Interpretation	76

ARTICLE XI. MISCELLANEOUS		77
11.01	Amendment and Waiver	77
11.02	Notices	77
11.03	Expenses	79
11.04	Assignment and Successors	79
11.05	No Waiver	79
11.06	Severability	80
11.07	Further Assurances	80
11.08	Entire Agreement	80
11.09	No Referrals	80
11.10	Remedies Cumulative	81
11.11	Counterparts; Electronic Signatures	81
11.12	Governing Law	81
11.13	Waiver of Jury Trial	81
11.14	No Third Party Beneficiaries	81
11.15	Schedules	82
11.16	Post-Closing Representation of the Stockholders	82

EXHIBITS

Exhibit A	-	Option Cancellation Agreement
Exhibit B	-	Escrow Agreement
Exhibit C	-	Buyer Exchange Documents
Exhibit D	-	Employment Agreement
Exhibit E	-	Headquarters Property Lease
Exhibit F	-	Gross-Up Schedule
Exhibit G	-	Purchase Price Allocation Schedule

SCHEDULES

Schedule 1.04(f)	-	BCBSNC AR
Schedule 1.05(c)(viii)	-	Actual Gross Profit Sample Calculations
Schedule 1.05(e)	-	Contingent Payment Pro Rata Share
Schedule 2.02(b)(iv)	-	Affiliate Contracts
Schedule 3.02	-	Absence of Conflicts
Schedule 3.03	-	Ownership of Shares
Schedule 4.01	-	Organization and Power
Schedule 4.03(a)	-	Company Capitalization
Schedule 4.04	-	Absence of Conflicts
Schedule 4.05	-	Company Financial Statements
Schedule 4.06	-	Certain Company Developments
Schedule 4.07(a)	-	Leased Properties
Schedule 4.07(c)	-	Other Real Property
Schedule 4.08	-	Tax Matters
Schedule 4.09(a)	-	Contracts and Commitments
Schedule 4.09(b)	-	Absence of Breach
Schedule 4.10(a)	-	Proprietary Rights
Schedule 4.10(b)	-	Ownership; Infringement
Schedule 4.11(a)	-	Computer & Telephone Systems
Schedule 4.11(b)	-	Systems; Exceptions
Schedule 4.12	-	Governmental Licenses and Permits
Schedule 4.13(a)	-	Terminated Employees
Schedule 4.13(b)	-	Employee Agreements
Schedule 4.13(c)	-	Labor Agreements
Schedule 4.13(d)	-	Severance, Termination, and Other Obligation
Schedule 4.13(e)	-	Employee List and Compensation
Schedule 4.14	-	Immigration Matters
Schedule 4.15(a)	-	Employee Benefit Plans
Schedule 4.16	-	Provider Numbers
Schedule 4.17(b)	-	Excluded Persons

Schedule 4.19	-	Company Compliance with Laws
Schedule 4.20	-	Affiliate Transactions
Schedule 4.21	-	Environmental Matters
Schedule 4.22(a)	-	Tangible Assets
Schedule 4.25	-	Powers of Attorney
Schedule 4.26	-	Insurance
Schedule 4.27(a)	-	Service Liability Claims
Schedule 4.27(b)	-	Product Warranties and Representations
Schedule 4.27(c)	-	Material Conformity with Express and Implied Warranties
Schedule 4.27(d)	-	Standard Terms and Conditions
Schedule 4.28(a)	-	Customers
Schedule 4.28(b)	-	Significant Changes to Customers
Schedule 4.29(a)	-	Suppliers
Schedule 4.29(b)	-	Significant Changes to Suppliers
Schedule 4.30	-	Officers and Directors
Schedule 4.31	-	Bank Accounts and Authorized Signatories
Schedule 4.32	-	Company Litigation
Schedule 4.34	-	Company Broker
Schedule 5.05	-	Buyer Financial Statements
Schedule 5.06(a)	-	Buyer Capitalization
Schedule 5.06(b)	-	Buyer Subsidiaries
Schedule 5.07	-	Buyer Litigation
Schedule 5.09	-	Certain Buyer Developments
Schedule 8.02(a)(iv)	-	Indemnification Schedule

v

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of June 27, 2014, by and among Diplomat Pharmacy, Inc., a Michigan corporation (“Buyer”), MedPro Rx, Inc., a North Carolina corporation (the “Company”), and Nancy McFarlane, Ronald McFarlane, Ronald McFarlane 2011 Irrevocable Family Trust and Mark Poteet (each, a “Stockholder” and collectively, the “Stockholders”).  Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in ARTICLE X.

RECITALS

WHEREAS, the Stockholders together own all of the issued and outstanding common stock of the Company;

WHEREAS, each Stockholder desires to sell to Buyer, and Buyer desires to purchase from each Stockholder, all of the issued and outstanding shares of capital stock of the Company owned by such Stockholder (collectively, the “Shares”) for the consideration and subject to the terms and conditions of this Agreement; and

WHEREAS, pursuant to those certain agreements in the form attached as Exhibit A hereto, to be executed and delivered on or prior to the Closing Date (each, an “Option Cancellation Agreement” and, collectively, the “Option Cancellation Agreements”), by and between each Optionholder and the Company, each Optionholder will agree to surrender for cancellation immediately prior to the Closing Date all Options owned by such Optionholder in exchange for the applicable Option Cancellation Amount, net of any applicable withholding Tax, to be paid by the Company at Closing.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
PURCHASE AND SALE

1.01                        Purchase and Sale of the Shares.

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and covenants contained in this Agreement, at the Closing, Buyer shall purchase all of the Shares from the Stockholders, and the Stockholders shall sell, transfer, and convey the Shares to Buyer, free and clear of any Liens.

1.02                        Purchase Price.

(a)                                 The aggregate purchase price for the Shares is (subject to adjustment pursuant to Section 1.04) equal to the following: (i) Fifty-One Million Five Hundred Thousand Dollars ($51,500,000), plus (or minus if such number is negative) (ii) the Net Working Capital Adjustment Amount (if applicable), plus (iii) the Tax Gross Up Amount, minus (iv) the Closing

Indebtedness, minus (v) the Sellers’ Expenses, minus (vi) the Aggregate Option Cancellation Amount, plus (vii) the Cash on Hand Adjustment Amount (the sum of (i) through (vii) above is referred to herein as the “Closing Cash Purchase Price”), plus (viii) the Contingent Payments, if any, payable to the Stockholders pursuant to Section 1.05, plus (ix) 84.31703 shares of Class B non-voting common stock of Buyer, which will be allocated among the Stockholders in accordance with their respective Pro Rata Share at the Closing pursuant to the Buyer Exchange Documents (collectively, the “Exchanged Equity”), which Exchanged Equity, for purposes of this Agreement, is deemed to have an aggregate value on the Closing Date of $12,000,000.  The Exchanged Equity, together with the Closing Cash Purchase Price and the Contingent Payments, is referred to herein as the “Purchase Price.”

(b)                                 On or before the Closing Date, Buyer and Sellers’ Representative shall agree on a good faith estimate of the Closing Cash Purchase Price (with such amount being referred to herein as the “Estimated Closing Cash Purchase Price”).

(c)                                  The Closing Cash Purchase Price shall be paid by Buyer to the Stockholders at the Closing in accordance with Section 2.02(a).

1.03                        Cancellation of Options.

Immediately prior to the Closing Date and in accordance with the terms and subject to the conditions of the applicable Option Cancellation Agreement, each Option granted under the Option Plan, which is outstanding, vested and exercisable immediately prior to the Closing, shall be canceled by the Company and converted into the right to receive the applicable Option Cancellation Amount as set forth therein in consideration for such cancellation.  The amounts (after withholding) owed by the Company to Optionholders for their cancelled Options under this Section 1.03, shall be paid to such Optionholders by the Company at Closing in accordance with the terms and conditions of the Option Cancellation Agreements, which payments shall be funded from the Purchase Price. The Company shall take all actions required to cause the cancellation of all unvested Options outstanding at or as of the Closing (each, an “Unvested Option”), with effect as of the Closing without any Liability to Buyer or the Company in accordance with the terms thereof (or as amended, if necessary, to effect the foregoing).  At the Closing, each Unvested Option shall terminate and cease to be outstanding without payment of consideration therefor and each holder thereof shall cease to have any rights with respect thereto.  At or prior to the Closing, the Company shall terminate all plans or other arrangements pursuant to which any Options have been granted and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Company’s equity securities shall be canceled as of the Closing.  Prior to the Closing, the Company shall ensure that following the Closing no participant in any option plan or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company.  The Company shall take all actions that may be necessary or that Buyer considers reasonably appropriate to effectuate the provisions of this Section 1.03. For the avoidance of doubt, the Aggregate Option Cancellation Amount shall not be included in any calculation of the Net Working Capital Adjustment Amount or Closing Indebtedness.

1.04                        Post-Closing Purchase Price Adjustment.

(a)                                 Within 90 days following the Closing Date, Buyer shall prepare and deliver to Sellers’ Representative a statement of the Cash on Hand Adjustment Amount (if any), Net Working Capital Adjustment Amount (if any), the Tax Gross Up Amount, the Closing Indebtedness, and the Sellers’ Expenses, in each case as of the Closing Date and prepared in accordance with GAAP along with Buyer’s calculation of the resulting Closing Cash Purchase Price (the “Closing Statement”).  Sellers’ Representative shall have a period (the “Review Period”) of 30 days from the delivery of the Closing Statement to review such statement.  Buyer shall provide Sellers’ Representative and its representatives with reasonable access to all records and work papers necessary to compute and verify the Closing Statement.  If, as a result of such review, Sellers’ Representative disagrees with the Closing Statement, Sellers’ Representative shall deliver to Buyer a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the Review Period setting forth in full detail the basis for such dispute, the specific items and amounts in dispute and Sellers’ Representative’s alternative calculation of the Closing Statement (including the alternative calculations of each disputed line item).  The Closing Cash Purchase Price, as finally determined pursuant to this Section 1.04, shall be referred to as the “Final Closing Cash Purchase Price.”

(b)                                 If Sellers’ Representative either (i) fails to deliver a Dispute Notice to Buyer prior to the expiration of the Review Period, or (ii) delivers a written notice to Buyer accepting the Closing Statement, then, in either case, the amount of the Closing Cash Purchase Price reflected by or contained in the Closing Statement shall be the Final Closing Cash Purchase Price and shall be final, binding and conclusive upon the parties.

(c)                                  If Sellers’ Representative delivers a Dispute Notice to Buyer in a timely manner, then Sellers’ Representative and Buyer shall attempt in good faith to resolve such dispute within 30 days from the delivery of such Dispute Notice.  If Sellers’ Representative and Buyer cannot reach agreement within such 30 day period, then the dispute shall be promptly referred to a nationally recognized certified public accounting firm jointly selected by Buyer and Sellers’ Representative, which shall initially be Grant Thornton LLP (the “Neutral Accountant”).  Each party shall thereupon furnish to the Neutral Accountant such reasonable work papers and other documents and information relating to the calculation of the Closing Statement as that party desires or as the Neutral Accountant requests, and each party will be afforded the opportunity to present information to the Neutral Accountant and to discuss the determination of the Closing Statement with the Neutral Accountant.  The Neutral Accountant shall only resolve such contested items that were properly included by Sellers’ Representative in a timely Dispute Notice and will resolve such items as promptly as may be reasonably practicable.  Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the Final Closing Cash Purchase Price, which shall be final, binding and conclusive on the Stockholders and Buyer and shall be used in computing the amount of any adjustment pursuant to this Section 1.04.  All fees and expenses of the Neutral Accountant shall be borne by the party whose estimate of the Purchase Price as submitted to the Neutral Accountant is farthest from the Final Closing Cash Purchase Price as finally determined by the Neutral Accountant.

(d)                                 If the Final Closing Cash Purchase Price exceeds the Estimated Closing Cash Purchase Price, then Buyer shall, within seven Business Days of the determination date, pay to Sellers’ Representative (which Sellers’ Representative shall deliver to the Stockholders in accordance with the percentage set forth opposite each such Stockholder’s name on  Schedule 4.03(a) (such allocation percentage is referred to herein as each Stockholder’s “Pro Rata Share”)) such difference by wire transfer of immediately available funds to an account designated by Sellers’ Representative in writing (or in the absence of any such designation, by corporate check mailed to Sellers’ Representative).

(e)                                  If the Estimated Closing Cash Purchase Price exceeds the Final Closing Cash Purchase Price, then the Stockholders shall (and Sellers’ Representative shall cause the Stockholders to), within seven Business Days of the determination date, pay Buyer such difference by wire transfer of immediately available funds to an account designated by Buyer in writing (or in the absence of any such designation, by corporate check mailed to Buyer).  If the Stockholders fail to make such a payment, then Buyer shall be entitled to receive funds in an amount equal to such payment from the Escrow Account by providing notice to the Escrow Agent in accordance with the terms of the Escrow Agreement.

(f)                                   The accounts receivable set forth on Schedule 1.04(f) (the “BCBSNC AR”) will be included in accounts receivable for purposes of calculating Net Working Capital at Closing and the Final Closing Cash Purchase Price.  Following the Closing, Buyer will cause the Company to use commercially reasonable efforts to collect the BCBSNC AR (which will in no event include the commencement of any litigation).  If any BCBSNC AR remains uncollected 180 days following the Closing, Buyer will notify the Sellers’ Representative in writing of such uncollected amount (specifying in reasonable detail the invoices and amounts that remain uncollected) (the “BCBSNC Uncollected AR”).  Within five (5) Business Days of receipt of such notice, the Stockholders will pay the Buyer an amount equal to the BCBSNC Uncollected AR, and upon payment of such amount, Buyer shall cause the Company to assign to the Stockholders in writing all of the Company’s right, title and interest in and to the BCBSNC Uncollected AR.

(g)                                  The deposit previously paid by the Company to AmerisourceBergen in the amount of $100,000 (the “AmerisourceBergen Deposit”) will not be included in current assets for purposes of calculating Net Working Capital at Closing and the Final Closing Cash Purchase Price.  If AmerisourceBergen remits the AmerisourceBergen Deposit to the Company following the Closing, then Buyer will cause the Company to pay to the Sellers’ Representative (which Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share) an amount equal to the AmerisourceBergen Deposit within five (5) Business Days of receipt thereof.  If, at any time following the Closing, Buyer proposes the consolidation of the purchasing relationship of the Buyer and Company with AmerisourceBergen, then Buyer shall cause the Company to make reasonable inquiry of AmerisourceBergen in respect of the remittance of the AmerisourceBergen Deposit as part of any such discussions with AmerisourceBergen.

(h)                                 Any payments made pursuant to Section 1.04 shall be treated as an adjustment to the Closing Cash Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.05                        Contingent Payments.

As additional consideration for the Shares (and subject to satisfaction of the conditions set forth below), the Buyer shall deliver to the Sellers’ Representative the following amounts (which, in each case, the Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share), if any, as determined and at such times as set forth below (each such payment a “Contingent Payment”):

(a)                                 Payments for the First Calculation Period.

(i)                                     Revenue Payment.

(1)                                 If the quotient of (A) the Actual Revenue for the First Calculation Period divided by (B) the LTM Revenue Target is equal to or less than 0.900, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Revenue for the First Calculation Period divided by (B) the LTM Revenue Target is greater than 0.900, but not greater than 1.000, then the payment will be calculated as follows: (x) (i) the Actual Revenue for the First Calculation Period divided by the LTM Revenue Target, minus (ii) 0.900, multiplied by (y) 10, multiplied by (z) $562,500; or

(3)                                 If the quotient of (A) the Actual Revenue for the First Calculation Period divided by (B) the LTM Revenue Target is greater than 1.000, then the payment will be calculated as follows: (x) $562,500 plus (y) $2,312,500 multiplied by a fraction, (i) the numerator of which is the Actual Revenue for the First Calculation Period minus the LTM Revenue Target and (ii) the denominator of which is the 2014 Projected Revenue Target minus the LTM Revenue Target; provided, that the foregoing payment shall be capped at $2,875,000 (i.e. if the Actual Revenue for the First Calculation Period is equal to or greater than the 2014 Projected Revenue Target, the payment amount shall be $2,875,000).

(ii)                                  Gross Profit Payment.

(1)                                 If the quotient of (A) the Actual Gross Profit for the First Calculation Period divided by (B) the LTM Gross Profit Target is equal to or less than 0.900, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Gross Profit for the First Calculation Period divided by (B) the LTM Gross Profit Target is greater than 0.900, but not greater than 1.000, then the payment will be calculated as follows: (x) (i) the Actual Gross Profit for the First Calculation Period divided by the LTM Gross Profit Target, minus (ii) 0.900, multiplied by (y) 10, multiplied by (z) $562,500; or

(3)                                 If the quotient of (A) the Actual Gross Profit for the First Calculation Period divided by (B) the LTM Gross Profit Target is greater than 1.000, then the payment will be calculated as follows: (x) $562,500 plus (y) $2,312,500 multiplied by a fraction, (i) the numerator of which is the Actual Gross Profit for the First Calculation Period minus the LTM Gross Profit Target and (ii) the denominator of which is the 2014 Projected Gross Profit Target minus the LTM Gross Profit Target; provided, that the foregoing payment shall be capped at $2,875,000 (i.e. if the Actual Gross Profit for the First Calculation Period is equal to or greater than the 2014 Projected Gross Profit Target, the payment amount shall be $2,875,000).

(b)                                 Payments for the Second Calculation Period.

(i)                                     Revenue Payment.

(1)                                 If the quotient of (A) the Actual Revenue for the Second Calculation Period divided by (B) the LTM Revenue Target is equal to or less than 0.900, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Revenue for the Second Calculation Period divided by (B) the LTM Revenue Target is greater than 0.900, but not greater than 1.000, then the payment will be calculated as follows: (x) (i) the Actual Revenue for the Second Calculation Period divided by the LTM Revenue Target, minus (ii) 0.900, multiplied by (y) 10, multiplied by (z) $562,500; or

(3)                                 If the quotient of (A) the Actual Revenue for the Second Calculation Period divided by (B) the LTM Revenue Target is greater than 1.000, then the payment will be calculated as follows: (x) $562,500 plus (y) $2,312,500 multiplied by a fraction, (i) the numerator of which is the Actual Revenue for the Second Calculation Period minus the LTM Revenue Target and (ii) the denominator of which is the 2015 Projected Revenue Target minus the LTM Revenue Target; provided, that the foregoing payment shall be capped at $2,875,000 (i.e. if the Actual Revenue for the Second Calculation Period is equal to or greater than the 2015

Projected Revenue Target, the payment amount shall be $2,875,000).

(ii)                                  Gross Profit Payment.

(1)                                 If the quotient of (A) the Actual Gross Profit for the Second Calculation Period divided by (B) the LTM Gross Profit Target is equal to or less than 0.900, then no payment is due; or

(2)                                 If the quotient of (A) the Actual Gross Profit for the Second Calculation Period divided by (B) the LTM Gross Profit Target is greater than 0.900, but not greater than 1.000, then the payment will be calculated as follows: (x) (i) the Actual Gross Profit for the Second Calculation Period divided by the LTM Gross Profit Target, minus (ii) 0.900, multiplied by (y) 10, multiplied by (z) $562,500; or

(3)                                 If the quotient of (A) the Actual Gross Profit for the Second Calculation Period divided by (B) the LTM Gross Profit Target is greater than 1.000, then the payment will be calculated as follows: (x) $562,500 plus (y) $2,312,500 multiplied by a fraction, (i) the numerator of which is the Actual Gross Profit for the Second Calculation Period minus the LTM Gross Profit Target and (ii) the denominator of which is the 2015 Projected Gross Profit Target minus the LTM Gross Profit Target; provided, that the foregoing payment shall be capped at $2,875,000 (i.e. if the Actual Gross Profit for the Second Calculation Period is equal to or greater than the 2015 Projected Gross Profit Target, the payment amount shall be $2,875,000).

(c)                                  Definitions.  For the purposes of this Agreement, the following terms when capitalized in this Agreement shall have the following meanings:

(i)                                     “2014 Projected Revenue Target” shall mean $99,837,000.

(ii)                                  “2014 Projected Gross Profit Target” shall mean $22,164,000.

(iii)                               “2015 Projected Revenue Target” shall mean $118,763,000.

(iv)                              “2015 Projected Gross Profit Target” shall mean $25,772,000.

(v)                                 “LTM Revenue Target” shall mean $84,339,000.

(vi)                              “LTM  Gross Profit Target” shall mean $19,038,000.

(vii)                           “Actual Revenue” is the revenue of the Company during the applicable Calculation Period, as set forth on the Company’s financial statements for such period, which shall be prepared in accordance with GAAP.

(viii)                        “Actual Gross Profit” is the gross profit of the Company during the applicable Calculation Period, as set forth on the Company’s financial statements for such period, which shall be prepared in accordance with GAAP as in effect on the Closing Date consistent with the Company’s past practice and the principles of preparation and sample calculations set forth on Schedule 1.05(c)(viii).

(ix)                              “Calculation Period” refers to the First Calculation Period and/or the Second Calculation Period, as applicable.

(x)                                 “First Calculation Period” means the period beginning on the date that is the first day of the first full calendar month following the Closing Date and ending on the day before the first anniversary of such date.

(xi)                              “Second Calculation Period” means the period beginning on the date that is the first day after the end of the First Calculation Period and ending on the day before the first anniversary of such date.

(d)                                 Determination of the Contingent Payments.

(i)                                     Within 90 days after each of the Calculation Periods, Buyer shall deliver to the Sellers’ Representative a written statement (in each case, a “Contingent Payment Statement”) setting forth its calculation of the Actual Revenue and Actual Gross Profit for such Calculation Period and its determination of whether any such Contingent Payment is due and payable.

(ii)                                  The Sellers’ Representative shall have 30 days after receipt of any applicable Contingent Payment Statement (in each case, the “CPS Review Period”) to review the financial results set forth therein.  Prior to the expiration of any applicable CPS Review Period, the Sellers’ Representative may object to the financial results set forth in the Contingent Payment Statement by delivering a written notice of objection (in each case, an “Objection Notice”) to Buyer.  Any Objection Notice shall specify the items disputed by the Sellers’ Representative and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute.  If the Sellers’ Representative fails to deliver an Objection Notice to Buyer prior to the expiration of any applicable CPS Review Period, then the determination of the Buyer set forth in the Contingent Payment Statement for such period shall be final and binding on the parties hereto.  If the Sellers’ Representative timely delivers an Objection Notice, Buyer and the Sellers’ Representative shall negotiate in good faith to determine whether a Contingent Payment, if any, is due for such period.  If Buyer and the Sellers’ Representative are unable to reach agreement within 45 days after such an Objection Notice has been given (or such longer period as they may mutually agree), then all unresolved disputed items shall be promptly referred to the Neutral Accountant.  The Neutral Accountant shall be directed to render a written report on the unresolved disputed items as promptly as practicable, but in no event greater than 30 days after such submission to the Neutral Accountant, and determine whether any applicable Contingent

Payment is due.  The Neutral Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers’ Representative, and not by independent review.  The resolution of any dispute that is the subject of an Objection Notice by the Neutral Accountant shall be final and binding on the parties hereto.  The fees and expenses of the Neutral Accountant shall be borne by (i) Buyer if a Contingent Payment is determined to be due or (ii) the Stockholders, jointly and severally, if a Contingent Payment is determined to not be due.

(e)                                  Payment of Contingent Payments.  Subject to the other terms and conditions of this Agreement, any Contingent Payment that Buyer is required to pay pursuant to Section 1.05 hereof shall be paid in full upon five Business Days following the date upon which the determination of whether a Contingent Payment is due becomes final and binding upon the parties as provided in Section 1.05(d) (including any final resolution of any dispute raised by Sellers’ Representative in an Objection Notice).  Buyer shall pay (or caused to be paid) to the Sellers’ Representative (which the Sellers’ Representative shall deliver to the Stockholders in accordance with their Contingent Payment Pro Rata Share) each Contingent Payment in cash by wire transfer of immediately available funds to the bank account designated in writing by the Sellers’ Representative.  Notwithstanding anything to the contrary, the total amount of each Contingent Payment, if any, due to the Stockholders hereunder shall be reduced (on a dollar for dollar basis) by the amount of any Tenure/Retention Bonuses actually paid with respect to such Contingent Payment to the Tenure/Retention Bonus Pool Members pursuant to the terms of the Tenure/Retention Bonus Award Agreements (which shall in no event exceed the amount of such Contingent Payments).  The Company shall pay such Tenure/Retention Bonuses pursuant to the terms of the Tenure/Retention Bonus Award Agreements.  If any amount of a Contingent Payment that would have been payable pursuant to the terms of any of the Tenure/Retention Bonus Award Agreements is not paid to the Tenure/Retention Bonus Pool Members due to any Tenure/Retention Bonus Pool Member’s failure to satisfy the conditions set forth in his or her Tenure/Retention Bonus Award Agreement, the Sellers’ Representative shall pay such amount to the Stockholders in accordance with their Reversion Pro Rata Share.

(f)                                   Change in Control of Buyer.  Notwithstanding anything to the contrary, if a Calculation Period has not ended as of the time of a Change in Control of Buyer, any potential Contingent Payments related to such Calculation Period (and any subsequent Calculation Period) shall be deemed to be fully achieved, and shall be due and payable in full, in connection with the consummation of such Change in Control of Buyer.

(g)                                  Post-Closing Operation of the Business.  Subject to the terms and conditions of this Agreement, subsequent to the Closing, Buyer will have the power and right to control the Business and operations of Buyer as Buyer sees fit in its sole discretion; provided, however, that Buyer shall (i) maintain the records of the Company required to calculate the Contingent Payments in a manner permitting preparation of financial statements consistent with GAAP and past Company practice and which permit determination of the Stockholders’ entitlement to the Contingent Payments as provided in this Section 1.05, and (ii) not willfully take any action that is primarily intended to adversely affect the ability of the Stockholders to earn the Contingent Payments.  If the Buyer fails to comply with the requirement set forth in Section 1.05(g)(i), then in addition to the Contingent Payments for the then-current Calculation Period (as finally determined),  Buyer shall pay interest at the rate of 8% on such Contingent

Payments from the time that such Contingent Payments would have been paid but for the failure to comply with Section 1.05(g)(i). If the Buyer fails to comply with the requirement set forth in Section 1.05(g)(ii), then the Contingent Payments for the then-current Calculation Period shall be deemed earned by the Stockholders and the Buyer shall promptly pay such Contingent Payments to the Sellers’ Representative for delivery to the Stockholders in accordance with their Pro Rata Share.  In the event there is a Proceeding regarding Buyer’s compliance or non-compliance with Section 1.05(g)(ii), the non-prevailing party shall be liable to the prevailing party for reasonable attorneys’ fees incurred by the prevailing party in connection with such Proceeding.

(h)                                 No Security.  The parties hereto understand and agree that (i) the contingent rights to receive the Contingent Payments shall not be represented by any form of certificate or other instrument, are not transferable, are unsecured, and do not constitute an equity or ownership interest in Buyer or the Company, (ii) no Stockholder shall have any rights as a securityholder of Buyer or the Company as a result of any Stockholder’s contingent right to receive any Contingent Payments hereunder, and (iii) no interest is payable with respect to any Contingent Payment.

1.06                        Tax Withholding.

Each of Buyer and the Escrow Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement or the Escrow Agreement such amounts as may be required to be deducted and withheld under the Code or other applicable Law; provided that Buyer and Escrow Agent, as applicable, remit such amounts to the applicable Governmental Entity.  Any amounts so deducted and withheld shall be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.
CLOSING

2.01                        Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by the exchange of appropriate documentation among the parties (including by means of facsimile, email or other electronic transmission) on the date hereof (the “Closing Date”) and the parties will not be required to be in attendance at the same location on the Closing Date.  The Closing will be deemed to be effective as of 12:01 a.m. on the Closing Date for Tax and accounting purposes.

2.02                        Closing Deliveries.

(a)                                 At the Closing, Buyer shall deliver (or cause to be delivered) the following:

(i)                                     Buyer shall deliver Three Million Five Hundred Thousand Dollars ($3,500,000) (the “Escrow Amount”) by wire transfer of immediately available funds to an account designated in writing by Wells Fargo Bank, National Association (the “Escrow Agent”) pursuant to the terms of that certain Escrow Agreement in the form of Exhibit B attached hereto (the “Escrow Agreement”);

(ii)                                  Buyer shall deliver to Sellers’ Representative an amount equal to (A) the Estimated Closing Cash Purchase Price, minus (B) the Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by Sellers’ Representative (which Sellers’ Representative shall deliver to the Stockholders in accordance with their Pro Rata Share);

(iii)                               Buyer shall deliver: (w) to the Optionholders the Option Cancellation Amounts, as applicable; (x) to the lenders’ thereof, the Closing Indebtedness, as applicable; and (y) to the Persons identified by the Company, the Sellers’ Expenses, as applicable, in each case of (w), (x), and (y), as set forth on the flow of funds memorandum executed by Buyer (“Flow of Funds”);

(iv)                              Buyer shall deliver executed subscription agreements (the “Buyer Exchange Documents”) in the form of Exhibit C attached hereto, issuing the Exchanged Equity to the Stockholders;

(v)                                 An executed certificate of the Secretary (or other executive officer) of the Buyer certifying: (w) that the charter and organizational documents of the Buyer (which are to be attached to the certificate) are true and correct as of the Closing Date; (x) the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered in connection therewith on behalf of the Buyer, and (y) the resolutions of the board of directors of the Buyer authorizing the transactions contemplated under this Agreement (the “Buyer’s Secretary Certificate”);

(vi)                              Fully executed employment agreements with each of Ronald McFarlane, Mark Poteet and Andrew Clark, in the form of Exhibit D attached hereto (the “Employment Agreements”);

(vii)                           An amended and restated lease agreement for the property located at 140 Northway Court, Raleigh, North Carolina 27615 (the “Headquarters Property”) in the form of Exhibit E attached hereto (the “Headquarters Property Lease”); and

(viii)                        The Escrow Agreement duly executed by the Buyer.

(b)                                 Prior to or at the Closing, the Stockholders shall deliver (or cause to be delivered) to Buyer the following items:

(i)                                     Stock certificates representing the Shares, accompanied with assignments separate from certificate (or other instruments of transfer), duly endorsed in blank and otherwise in the proper form for transfer;

(ii)                                  Payoff letters and releases of all Liens (other than Permitted Liens) on all of the assets and properties of the Company, including all required UCC-3 termination statements or other evidences of discharge reasonably satisfactory to Buyer;

(iii)                               Evidence reasonably acceptable to Buyer (including invoices and estimates, as applicable) of the balances for all items composing Sellers’ Expenses and Closing Indebtedness;

(iv)                              Evidence reasonably acceptable to Buyer of the termination of all Contracts between the Company and any (A) Affiliate of the Company or any Selling Party (except as set forth on Schedule 2.02(b)(iv)), and (B) broker, finder or agent related to, or entered into in connection with, the transactions contemplated hereunder;

(v)                                 The Employment Agreements executed by the Persons identified in Section 2.02(a)(viii) above;

(vi)                              Option Cancellation Agreements duly executed by the Optionholders and the Company;

(vii)                           Executed resignations for such officers and directors of the Company for which Buyer has requested, in each case, effective as of the Closing Date;

(viii)                        The Escrow Agreement duly executed by the Sellers’ Representative;

(ix)                              The Buyer Exchange Documents executed by the Stockholders;

(x)                                 Certificates from each of the Stockholders, stating that such Stockholder is not a “foreign person” as defined in Section 1445 of the Code, and otherwise meeting the requirements of Section 1.445-2(b) of the Treasury Regulations;

(xi)                              The Flow of Funds duly executed by the Sellers’ Representative;

(xii)                           A fully executed Headquarters Property Lease;

(xiii)                        Certificates of standing showing that the Company is duly incorporated, validly existing and in good standing in the state of its incorporation and that the Company is duly qualified to do business in each state in which the nature of its business or the ownership of its property requires it to be qualified as of the Closing Date;

(xiv)                       An executed certificate of the trustee for the Trust Stockholder, certifying: (w) that the charter and organizational or trust documents, as the case may be, of the Trust Stockholder (which are to be attached to the certificate) are true and correct as of the Closing Date, (x) the names and signatures of the trustee or other individuals authorized to sign this Agreement and the other documents to be delivered in connection therewith on behalf of the Trust Stockholder, and (y) if applicable, the resolutions of the trustee of the Trust Stockholder authorizing the transactions contemplated under this Agreement;

(xv)                          An executed certificate of the Secretary (or other executive officer) of the Company certifying: (w) that the charter and organizational documents of the Company (which are to be attached to the certificate) are true and correct as of the Closing Date, (x) the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered in connection therewith on behalf of the Company, and (y) the resolutions of the board of directors and stockholders of the Company authorizing the transactions contemplated under this Agreement (the “Company’s Secretary Certificate”);

(xvi)                       All third-party consents and approvals that are required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any Contract of the Company as a result of the consummation of the transactions contemplated herein and all governmental and regulatory consents and approvals that are necessary for the consummation of the transactions contemplated hereby and the operation of the Business following the Closing in substantially the same manner as it was operated before the Closing, in each case, on terms reasonably satisfactory to Buyer and without conditions or modifications adverse to Buyer;

(xvii)                    All original minute books, records, equity interest ledgers, corporate seals and other materials of the Company;

(xviii)                 Executed landlord estoppels, landlord waivers, and landlord consents (to the extent such waivers and consents are required pursuant to the terms of the applicable Leases) with respect to each property comprising the Leased Real Property, in each case in such form and substance as reasonably acceptable to Buyer;

(xix)                       All documents, certificates, filings, and other information required by Buyer’s lenders; and

(xx)                          Such other documents as Buyer may reasonably request, in form and substance satisfactory to Buyer, and if necessary, executed by the Stockholders and the Company for the purpose of evidencing the accuracy of the representations and warranties contained in this Agreement or the satisfaction of the conditions and covenants set forth herein.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Stockholder, severally and not jointly, hereby makes the representations and warranties set forth in this ARTICLE III as of the Closing Date.

3.01                        Organization and Authority.

Each such Stockholder that is not an individual is duly organized, validly existing and in good standing under the laws of the state of its organization.  Such Stockholder has full power and authority to enter into this Agreement and the other documents contemplated hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by such Stockholder of this Agreement and the other documents contemplated hereunder, the performance by such Stockholder of its obligations hereunder and thereunder, and the consummation by such Stockholder of the transactions contemplated hereby and thereby has been duly authorized by all requisite action on the part of such Stockholder.  This Agreement and the other documents contemplated hereunder have been duly executed and delivered by such Stockholder and constitute legal, valid and binding obligations of such Stockholder enforceable against such Stockholder in accordance with its terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

3.02                        Absence of Conflicts.

Except as set forth on Schedule 3.02, neither the execution, delivery or performance of this Agreement or any other document contemplated hereunder by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby or thereby:

(a)                                 does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) result in the creation of any Lien upon any assets of such Stockholder (including, without limitation, upon or with respect to the Shares), in each case under the provisions of any Contract or any Law by which such Stockholder or any of such Stockholder’s assets are affected, or

(b)                                 without limiting clause (a) above, require any consent, approval, or authorization of any Governmental Entity or any other Person, except to the extent set forth in Schedule 4.04.

3.03                        Ownership of the Shares.

Except as set forth on Schedule 3.03, as of the Closing Date, such Stockholder owns beneficially all of the Shares set forth opposite its name in Schedule 4.03(a), free and clear of all Liens.  Except as set forth on Schedule 3.03, such Stockholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Stockholder to sell, transfer, or otherwise dispose of any equity interests of the Company (other than this Agreement).  At the Closing, such Stockholder shall transfer to Buyer good title to all of the equity interests of the Company owned by such Stockholder, free and clear of any Liens or other restrictions on transfer or options, rights of first refusal or similar rights granted in favor of any third party.

3.04                        Stockholders’ Broker.

Except as set forth on Schedule 4.34, neither such Stockholder nor any representatives or Affiliates of such Stockholder, has incurred any obligation or Liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the transactions contemplated hereunder.

3.05                        Litigation.

There are no Proceedings pending or, to such Stockholder’s Knowledge, threatened against such Stockholder, at law or in equity, or before or by any Governmental Entity, which if determined adversely to such Stockholder would adversely affect such Stockholder’s performance under this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES REGARDING COMPANY

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated under this Agreement, each Stockholder and the Company, jointly and severally, hereby makes the representations and warranties set forth in this ARTICLE IV as of the Closing Date.

4.01                        Organization and Power.

The Company is a corporation duly incorporated, validly existing and in good standing (or having comparable active status) under the Laws of the State of North Carolina and is qualified to do business in every jurisdiction in which the nature of its business or the ownership of its property requires it to be qualified (which are set forth on Schedule 4.01).  The Company has the full corporate power necessary to own and operate its properties and carry on the Business as now conducted and as proposed to be conducted prior to Closing.

4.02                        Authorization.

The Company has full corporate power and authority to execute and deliver this Agreement and all other documents contemplated hereunder to which it is a party and to perform its obligations hereunder and thereunder.  The Company has duly approved this Agreement and all other documents contemplated hereunder to which it is a party and has duly authorized its execution, delivery and performance of this Agreement and such other documents contemplated hereunder and the performance of its obligations hereunder and thereunder.  No other proceeding or action on the part of the Company is necessary to approve and authorize the Company’s execution and delivery of this Agreement or any other documents contemplated hereunder to which the Company is a party or the performance of its obligations hereunder or thereunder.  This Agreement constitutes, and each of the other documents contemplated hereunder to which the Company is a party will, when executed, constitute, a valid and binding obligation of the Company, enforceable in accordance with their respective terms and conditions, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

4.03                        Capitalization; Subsidiaries.

(a)                                 As of the date hereof, and immediately prior to the consummation of the Closing, all of the authorized, issued and outstanding shares of capital stock of the Company are held of record by the Stockholders as indicated on Schedule 4.03(a).  All of such outstanding shares have been validly issued and are fully paid and nonassessable.  Other than the Shares and except as set forth on Schedule 4.03(a), there are no (i) outstanding equity interests of the Company, or (ii) Contracts, commitments, understandings or arrangements, including options, warrants or scripts by which the Company is or may become bound to issue any equity interests of the Company.  Except as set forth on Schedule 4.03(a), the Company is not a party to any option, warrant, purchase right, or other Contract or commitment that could require the Company or any Stockholder to sell, transfer, or otherwise dispose of any equity interests of the Company (other than this Agreement).  Except as set forth on Schedule 4.03(a), there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any equity interests of the Company.  The Company does not control, directly or indirectly, or have any direct or indirect equity participation in any Person.  As of the Closing Date, all equity interests of the

Company are owned beneficially by the Stockholders, free and clear of all restrictions on transfer, Taxes, Liens, options, warrants, purchase rights, Contracts, equities, claims, and demands.  Immediately following the Closing Date, Buyer shall own, free and clear of any Liens, all of the outstanding equity interests of the Company.

(b)                                 There are no Subsidiaries of the Company and the Company does not own or have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

4.04                        Absence of Conflicts.

Except as set forth on Schedule 4.04, neither the execution, delivery or performance of this Agreement or any other document contemplated hereunder by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, (v) result in the creation of any Lien upon any assets of the Company, or (vi) require any authorization, consent, approval, exemption or other action by or notice to or filing with any Governmental Entity or any other Person, in each case under the provisions of the articles of incorporation or bylaws or resolutions of the Company or any indenture, license, mortgage, loan agreement or other agreement, instrument, Contract or any Law by which the Company or any of its respective assets is affected, or to which the Company or any of its respective assets is subject.

4.05                        Financial Statements.

Attached as Schedule 4.05 are true and complete copies of the following (collectively, the “Financial Statements”): (i) the audited balance sheet of the Company for the last day of, and the related statements of operations, income, cash flows and statements of shareholders’ equity for, its respective fiscal years ending on each of December 31, 2013, 2012 and 2011 (the “Audited Financial Statements”), and (ii) the unaudited balance sheets of the Company and the related combined statement of income for the four (4)-month period ending on April 30, 2014 (the “Interim Financial Statements”).  The Financial Statements (in each case, including the notes and auditors’ reports thereto, if any) are accurate and complete in all material respects, were derived from the books and records of the Company (which, in turn, are accurate and complete in all material respects), and present fairly, in all material respects the financial condition, operating results, and cash flows of the Company as of such dates and for the periods indicated.  Except as set forth on Schedule 4.05, each such Financial Statement has been prepared in accordance with GAAP consistently applied throughout the period covered thereby; provided that the Interim Financial Statements do not reflect depreciation or equity compensation expenses).  There has been no material change in the accounting methods or practices of the Company since the earliest date covered by the Financial Statements.  No financial statements of any Person (other than the Company) are required by GAAP to be included or reflected in the Financial Statements.  The Stockholders have also delivered to Buyer copies of all letters from the Company’s auditors to any member of the Company’s board of directors or audit committee thereof (or any other Persons containing similar powers) during the 48 months prior to the date of this Agreement, together with copies of all responses thereto.

4.06                        Certain Developments.

Except as set forth on Schedule 4.06 or as otherwise contemplated by this Agreement, during the period beginning on December 31, 2013, and ending on the Closing Date, the Company has not:

(a)                                 sold, leased, transferred, or assigned any of its material assets, tangible or intangible (including Proprietary Rights) other than inventory sold for a fair consideration in the ordinary course of business;

(b)                                 entered into any Contract or Permit (or series of related Contracts and Permits), either (i) involving more than $50,000 (individually or in the aggregate), or (ii) outside the ordinary course of business;

(c)                                  entered into any Contract with any Governmental Entity or accelerated, terminated, modified, or cancelled any Contract with any Governmental Entity to which the Company is a party or by which it is bound;

(d)                                 entered into any Contract (or series of related Contracts) with any Related Person or Affiliate of the Company or any Selling Party;

(e)                                  waived any right of material value;

(f)                                   accelerated, terminated, modified, or cancelled any Contract (or series of related Contracts) involving more than $50,000 (individually or in the aggregate) to which the Company is a party or by which it is bound;

(g)                                  imposed (or allowed to be imposed) any Lien (other than Permitted Liens) upon any of its assets, tangible or intangible (including any Proprietary Rights);

(h)                                 made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the ordinary course of business;

(i)                                     made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(j)                                    issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any Indebtedness;

(k)                                 delayed or postponed the payment of accounts payable and other Liabilities outside the ordinary course of business;

(l)                                     declared, set aside, or paid any dividend or made any distribution with respect to its equity interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its equity interests (other than pursuant to the Option Cancellation Agreements);

(m)                             entered into any employment Contract or collective bargaining agreement, written or oral, or modified the terms of any such existing Contract or agreement;

(n)                                 adopted, amended, modified or terminated any Benefit Plan, any profit sharing, incentive, severance or other plan; or any other Contract or commitment for the benefit of any of its current or former directors, officers and employees;

(o)                                 paid, or committed to pay (whether or not in writing), any severance, termination or similar payment to any current or former employee (regardless of whether such severance, termination or similar payment has been paid pursuant to any Benefit Plan);

(p)                                 made any Tax election, adopted or changed any accounting method or policy (whether or not for Tax purposes), filed any amended Tax Return, consented to or entered into any closing agreement or similar agreement with any Taxing Authority, consented to or settled or compromised any Tax claim or assessment or taken any position inconsistent with any past practice on any Tax Return;

(q)                                 made or granted any bonus or any wage, salary or compensation increase in excess of $25,000 per year to any employee or independent contractor, except pursuant to the express terms of any Contract which is described on Schedule 4.09(a);

(r)                                    transferred, assigned or granted any license or sublicense of any rights under or with respect to any Proprietary Right;

(s)                                   experienced any material damage, destruction or loss (whether or not covered by insurance) to its property or suffered a Material Adverse Effect;

(t)                                    failed to maintain insurance policies or risk management programs, and in the event of material casualty, loss or damage, to any assets of the Company, repair or replace such assets with assets of comparable quality;

(u)                                 changed its accounting policies and practices as in effect on the date of the latest Audited Financial Statements or changed its fiscal year;

(v)                                 amended its articles of incorporation or bylaws or similar governing documents;

(w)                               entered into any other material transaction other than in the ordinary course of business, or changed any material business practice; or

(x)                                 agreed or committed (whether or not in writing) to do any of the foregoing.

4.07                        Real Property.

(a)                                 Leased Properties.  Schedule 4.07(a) sets forth the address of each parcel of Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document).  The Company has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.  Except as set forth in Schedule 4.07(a), with respect to each of the Leases:

(i)                                     such Lease is legal, valid and binding upon the parties thereto, enforceable and in full force and effect, and there are no untrue or conflicting statements in any of the landlord estoppels delivered to Buyer in connection with the transactions completed hereunder;

(ii)                                  the transactions contemplated by this Agreement, the other documents contemplated hereunder, and the consummation of the transactions contemplated hereunder and thereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iii)                               the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes with respect to such Lease;

(iv)                              neither the Company nor to the Company’s or Stockholders’ Knowledge any other party to any Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(v)                                 no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(vi)                              except as otherwise specifically noted on Schedule 4.07(a), the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any Selling Party;

(vii)                           the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

(viii)                        with respect to the operation of the Business at the Leased Real Property, the Company has received all Permits which are required to operate the Business at the Leased Real Property and has obtained and maintained the same in compliance with all Laws;

(ix)                              the Company has not collaterally assigned or granted any other security in such Lease or any interest therein;

(x)                                 there are no Liens on the Company’s estate or interest created by such Lease (other than Permitted Liens); and

(xi)                              the Company has not agreed or committed to do any of the foregoing.

(b)                                 Owned Real Property.  The Company does not own any real property.

(c)                                  Other Real Property.  Other than the Leased Real Property, the Company does not own, use or occupy or have any obligation or Liability with respect to any land, building, structures, improvements, fixtures or other interest in real property.  Except as set forth on Schedule 4.07(c) and except for the Leased Real Property, the Company has not owned, leased or occupied any real property.  There are no existing conditions or circumstances on, under or in connection with any Leased Real Property which could impair or preclude the use of such Leased Real Property for operation of the Business in any respect and no Leased Real Property is operated pursuant to a “grandfathered use” or other non-conforming use under applicable zoning laws.  With respect to the operation of the Business at the Leased Real Property, there is no pending Proceeding, Law, restriction or moratorium imposed, enacted or threatened, the effect of which would impair the Company’s ability to maintain, after the Closing, any approvals necessary for the operation of the Business at such Leased Real Property.

4.08                        Tax Matters.

Except as set forth on Schedule 4.08:

(a)                                 The Company has duly and timely filed all material Tax Returns that it was required to file.  All such Tax Returns are true, complete and correct in all material respects.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid.  All material Taxes owed by any Stockholder in respect of any and all income of the Company have been paid.  The Company is not the beneficiary of any extension of time within which to file any Tax Return.  No written claim has been made in the past six (6) years and, to the Company’s Knowledge, no other claim has been made, by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.  There are no Liens (other than Taxes not yet due and payable) on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)                                 The Company has timely withheld and paid to the appropriate Taxing Authority all material Taxes required by any Law to have been withheld and paid to such Taxing Authority in connection with amounts paid or owing to any Person, including all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, partner, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person, and all Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed.

(c)                                  There is no material dispute or claim concerning any Tax Liability of the Company claimed or raised by any Taxing Authority in writing, and, to the Company’s Knowledge (including, for this purpose, to the Knowledge of any employee responsible for Tax matters) and to the Knowledge of the Stockholders, none is threatened.  Schedule 4.08 lists all United States federal, state, local and non-United States income Tax Returns filed by or with respect to the Company for any taxable periods ended on or after December 31, 2007, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit.  The Company has delivered or made available (in its electronic data room) to Buyer correct and complete copies of all material Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, the Company since December 31, 2007.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment of any Taxes against the Company.  There are no pending or, to the Company’s or Stockholder’s Knowledge, threatened audits or Proceedings for or relating to any Liability in respect of Taxes of the Company.  No notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by any Stockholder or the Company to the effect that the filing of Tax Returns may be required (or that the Company may otherwise be subject to Tax) in that jurisdiction.

(d)                                 The Company is not a party to any Tax allocation, Tax sharing, Tax indemnity or other similar agreement, or other agreement or arrangement with respect to Taxes (including any closing agreement, gain recognition agreement or other material agreement relating to Taxes with any Taxing Authority).

(e)                                  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.  The Company has never been a member of a Relevant Group, and the Company does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.  The Company does not own, and has never owned, an interest in any other corporation, partnership or other entity, including an entity the separate existence of which is disregarded for United States federal income tax purposes.

(f)                                   None of the assets of the Company constitutes tax-exempt bond financed property or tax-exempt use property, within the meaning of Section 168 of the Code.  The Company is not a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986.

(g)                                  The Company has not agreed, and the Company is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and the Company has not made any similar election, and the Company is not required to apply any similar rules, under any comparable state, local or foreign Tax provision.  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) use of the completed contract or percentage of completion method of accounting, (iv) prepaid amount received on or prior to the Closing Date or (v) closing agreement under Section 7121 of the Code (or other comparable agreement) entered into on or prior to the Closing Date.

(h)                                 The Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(C)(iii) of the Code, and the Company has not “participated” in a “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations.

(i)                                     No Stockholder will cause, and no Stockholder will allow, the Company to take any action on the Closing Date (other than the transactions contemplated in this Agreement) outside the ordinary course of business which would result in a Tax Liability to the Company.

(j)                                    The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the date of the Interim Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Interim Financial Statements.  The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the period covered by the Interim Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(k)                                 The Company (and any predecessor of the Company) has been an S Corporation at all times since November 15, 2002.  Neither Buyer nor the Company will be liable for any Tax under Section 1374 of the Code, or any comparable provision of state or local Law, in connection with the deemed sale of assets of the Company resulting from the Section 338(h)(10) Election.  The Company has not, in the past ten (10) years, (i) acquired assets from another corporation in a transaction in which the transferee’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that qualified as a subchapter S subsidiary within the meaning of Section 1361(b) of the Code.

(l)                                     The Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company.  Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company is a party (each, a “Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.  The Company does not have any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any Person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

4.09                        Contracts and Commitments.

(a)                                 Generally.  Schedule 4.09(a) lists the following Contracts to which the Company is a party:

(i)                                     any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

(ii)                                  any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of goods or services, the performance of which may extend over a period of more than one year, result in a material loss to the Company, or involve consideration in excess of $50,000;

(iii)                               any Contract concerning a partnership or joint venture;

(iv)                              any Contract (or group of related Contracts) under which it has created, incurred, assumed, or guaranteed any Indebtedness in excess of $50,000, under which it has imposed a Lien on any of its assets, tangible or intangible (or any related Proprietary Rights) (other than Permitted Liens) or under which it has agreed to indemnify any other Person (including, without limitation, indemnification for unreimbursed Medicare or Medicaid payments);

(v)                                 any Contract with any employee, independent contractor or agent of the Company concerning exclusivity, confidentiality, non-solicitation or non-competition and any agreement restricting the Company from conducting any type of business in any location;

(vi)                              any Contract that restricts either the Company’s ability to solicit employees of another Person or another Person’s ability to solicit any employee of the Company;

(vii)                           any Contract with any Selling Party or any Related Person or Affiliate of the Company or any Selling Party;

(viii)                        any Benefit Plan, including, but not limited to, any bonus, profit sharing, incentive, stock option, equity purchase, equity appreciation, deferred compensation, severance, or other plan, Contract or commitment or arrangement for the benefit of its current or former directors, officers and employees;

(ix)                              any labor or collective bargaining agreement;

(x)                                 any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(xi)                              any Contract concerning or relating to Proprietary Rights (other than COTS Licenses);

(xii)                           any Contract under which it has advanced or loaned any amount to any of its directors, officers and employees outside the ordinary course;

(xiii)                        any Contract under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(xiv)                       any Contract under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

(xv)                          any “take or pay” Contracts with the Company’s sales representatives and distributors;

(xvi)                       any Contract under which the Company has advanced or loaned any other Person amounts in the aggregate exceeding $50,000;

(xvii)                    any other Contract (or group of related Contracts) the performance of which involves consideration in excess of $50,000;

(xviii)                 any Contract with any customer listed on Schedule 4.28(a);

(xix)                       any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency or advertising agency or other Person engaged in sales, distribution or promotional activities of the Business Products, or any Contract to act as one of the foregoing, and in each case involving, or anticipated to involve, revenues or expenses of more than $50,000 in any twelve month period;

(xx)                          any Contract providing for indemnification of any Person with respect to Liabilities relating to any current or former business of the Company or any predecessor Person, other than (A) the organizational documents of the Company, or (B) marketing agreements, property leases and other commercial agreements entered into in the ordinary course;

(xxi)                       any Contract containing any warranty by the Company to any other Person with respect to any Business Products, where such warranty deviates in any material respect from the Company’s standard warranty terms offered for its customers;

(xxii)                    any Contract with a Governmental Entity;

(xxiii)                 any Contract that is a power of attorney executed on behalf of the Company;

(xxiv)                any Contract that requires the Company to use any supplier or third party for all or substantially all of the Company’s requirements or needs or requires the Company to provide to other parties “most favored nation” pricing;

(xxv)                   any Contract with any customer or supplier providing for the payment or receipt by the Company of any rebate, discount, allowance or the like;

(xxvi)                any Contract with any third-party payors, including the Government Programs; and

(xxvii)             any other Contract requiring payments by or to the Company of an amount or value in excess of $50,000 (other than those described in subsections (i) through (xxvi) of this Section 4.09(a)).

(b)                                 Absence of Breach.  Each of the Contracts that is described or required to be described on Schedule 4.09(a) is in full force and effect and will be in full force and effect immediately following the Closing Date, subject to the third-party consents and waivers described on Schedules 4.04, 4.07(a), and 4.12.  Except as set forth on Schedule 4.09(b), no Contract which is described or required to be described on Schedule 4.09(a): (i) has been materially breached, canceled or repudiated by the Company, and (ii) no such other party has indicated in writing to the Company or orally to the members of the Company Knowledge Group that it will stop or decrease the rate of business done with the Company, or that it desires to renegotiate its Contracts with the Company.  To the Company’s or Stockholders’ Knowledge, no Contract which is described or required to be described on Schedule 4.09(a) has been materially breached, canceled or repudiated by any other party thereto.  The Company has performed in all material respects all obligations required to be performed by it in connection with the Contracts that are described or required to be described on Schedule 4.09(a) and is not in receipt of any written claim of default under any such Contract.  The Company does not have any present expectation or intention of not fully performing in any material respect any obligation pursuant to any Contract which is described or required to be described on Schedule 4.09(a).

(c)                                  Copies.  The Company has furnished to Buyer a true and correct copy or representative form of all written Contracts that are described or required to be described on Schedule 4.09(a), in each case together with all amendments, waivers or other changes thereto.  Schedule 4.09(a) contains an accurate and complete description of all material terms of all oral Contracts that are described or required to be described thereon.

4.10                        Proprietary Rights.

(a)                                 Generally.  Schedule 4.10(a) sets forth a complete and correct list of:  (i) all registered Proprietary Rights owned by the Company, including all pending applications for registration of Proprietary Rights owned or filed by the Company or in connection with the Business, identifying the Proprietary Rights and whether such Proprietary Right is an owned Proprietary Right or a licensed Proprietary Right, (ii) all unregistered trademarks, service marks, trade names and logos used by the Company in connection with the Business, (iii) computer software programs owned by the Company, (iv) all Contracts pursuant to which the Company licenses or uses the Proprietary Rights of any third party (other than COTS Licenses) or pursuant to which a third party licenses or uses the Proprietary Rights owned by the Company, identifying for each: (v) the parties thereunder, (w) the date thereof, (x) the type of license (including the term thereof), (y) the Proprietary Rights licensed thereunder, and (z) whether the Company is granting or receiving Proprietary Rights thereunder, and (v) all web sites, domain names and telephone numbers owned by, allocated or issued to the Company or used in connection with the Business.  Other than the Company’s Confidential Information and unregistered copyrights, the Proprietary Rights identified on Schedule 4.10(a) constitute all of the Proprietary Rights owned, licensed by or used in or necessary for the Business as currently conducted or proposed to be conducted throughout the world prior to Closing, and no Selling Party nor any third party owns or has any rights with respect to such Proprietary Rights.  Except pursuant to the COTS Licenses, neither any Stockholder nor the Company has agreed to indemnify any Person with respect to any Proprietary Rights owned or licensed by the Company.

(b)                                 Ownership; Infringement.  Except as set forth on Schedule 4.10(b), (i) the Company, solely and exclusively, owns and possesses all right, title and interest in and to, or in the alternative which will be identified as such on Schedule 4.10(b), has a valid and enforceable right to use the Proprietary Rights described or required to be described on Schedule 4.10(a), free and clear of all Liens (other than Permitted Liens), and no claim by any third party contesting the validity, enforceability, use or ownership of any of the foregoing has been made, is currently outstanding or, to the Company’s or any Stockholder’s Knowledge, is threatened, (ii) no loss, expiration or claim challenging the validity or enforceability of any Proprietary Right owned by the Company is pending, reasonably foreseeable or, to the Company’s or any Stockholder’s Knowledge, threatened, (iii) the Company has not received any written notice of (and no member of the Company Knowledge Group has received any verbal notice of), and neither the Company nor any Stockholder is aware of any fact which indicates a likelihood of any infringement, violation, dilution or misappropriation by, or any conflict with, any third Person with respect to any Proprietary Right owned or licensed by the Company, including any demand or request that the Company license rights from a third Person, (iv) to the Company’s and Stockholders’ Knowledge, the practice of any patents or methods comprising the Proprietary Rights owned by the Company do not infringe, dilute, violate or misappropriate the Proprietary Rights of any third person in the jurisdiction where the Business is presently conducted or any jurisdiction where the Business is anticipated prior to Closing to be conducted, (v) the Company has not infringed, violated, diluted, misappropriated or otherwise violated any Proprietary Rights of any third Person and no Stockholder nor the Company has Knowledge of any infringement, misappropriation, violation or dilution of any Proprietary Rights of any third Person which will occur as a result of the continued operation of the Business, operation of the Business anticipated prior to Closing or the consummation of the transactions contemplated by this Agreement and the other documents contemplated hereunder, and (vi) all of the Company’s rights in and to such Proprietary Rights that are owned by the Company are freely assignable by the Company, including the right to create derivative works.

(c)                                  Restrictions.  There are no settlements, injunctions, forbearances to sue, consents, coexistence agreements, judgments, or orders or similar obligations to which the Company is a party or is otherwise bound, which (i) restrict the rights of the Company to use any Proprietary Rights owned by the Company, or (ii) permit third parties to use any Proprietary Rights owned by the Company, which would otherwise infringe any Proprietary Rights owned by the Company.  The Company has not licensed or sublicensed its rights in any Proprietary Rights to others and no royalties, honoraria or other fees are payable by the Company for the use of, or right to use, any Proprietary Rights, except pursuant to one or more of the Contracts disclosed on Schedule 4.09(a) and as specifically identified therein.

(d)                                 Registrations.  All registrations for Proprietary Rights identified on Schedule 4.10(a) are valid and in force, and any applications to register any unregistered Proprietary Rights so identified are pending and in good standing, all without challenge of any kind and the Company has the right to bring Actions for infringement or unauthorized use of the Proprietary Rights owned by the Company.

(e)                                  Patents and Trademarks.  The Company owns no patents.  All registered trademarks included in the Proprietary Rights have been filed in, issued by or registered with the United States Patent and Trademark Office, have been so filed, registered or issued, as the case may be as shown on Schedule 4.10(a), and have been maintained and renewed in accordance with all applicable provisions of Law in the United States.  All trademarks are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (with respect to registered trademarks) or applications (with respect to unregistered trademarks for which an application has been filed.)  Complete and accurate copies of all trademark filings, including all correspondence to and from the United States Patent and

Trademark Office, have been provided to Buyer.  The Company has used commercially reasonable efforts to protect its rights in such registered and material unregistered trademarks, and there have been no acts or omissions by the Company, the result of which would reasonably be expected to compromise the rights of the Company to apply for or enforce appropriate legal protection of such registered and material unregistered trademarks.

(f)                                   Protective Measures.  The Company has taken reasonable measures to protect the confidentiality of all Confidential Information of the Company, including the trade secrets included in the Company’s Proprietary Rights, including requiring all employees, contractors and third persons having access thereto to execute written non-disclosure agreements.  No Confidential Information or trade secrets have been disclosed by the Company or authorized to be disclosed by the Company to any third person other than pursuant to a written non-disclosure agreement; and, to the Company’s and Stockholders’ Knowledge, no third person that is a party to any non-disclosure agreement with the Company is in breach or default thereof.  To the Company’s and Stockholders’ Knowledge, no Confidential Information or trade secrets of the Company have been improperly disclosed or misappropriated by another Person.  To the Company’s and Stockholders’ Knowledge, no third party is misappropriating, infringing or otherwise violating any Proprietary Rights of the Company, and no such claims are pending against any third party.

(g)                                  Affiliates.  No current or former director, stockholder, officer, employee or contractor of the Company has or will have, after giving effect to the transactions contemplated by this Agreement, any legal or equitable right, title or interest in or to, or any right to use, directly or indirectly, in whole or in part, any of the Proprietary Rights owned by the Company.

(h)                                 Personal Information.  To the Company’s and Stockholders’ Knowledge, the Company is in compliance with all applicable Laws relating to the privacy of personal information.  The Company uses commercially reasonable efforts to protect the privacy and security of all personal information in the possession of the Business, whether in written or electronic form.

4.11                        Systems.

(a)                                 Schedule 4.11(a) lists all of the computer and telephone systems, including the software, hardware, networks and interfaces (collectively, “Systems”) used or currently planned to be used in the conduct of the Business.  All such Systems are sufficient for the current needs of the Company, including, without limitation, as to capacity and ability to process current and anticipated peak product volumes in a timely manner, subject to expenditures contemplated by the Company’s current budget and to continued investment in Systems in the ordinary course.

(b)                                 Except as set forth on the attached Schedule 4.11(b), all Systems, other than the Internet, third-party networks and telecommunications systems and the third-party hardware used in connection therewith, and software, used in the Business are owned and operated by and are under the control of the Company and are not wholly or partly dependent on any facilities that are not under the ownership, operation or control of the Company.

4.12                        Governmental Licenses and Permits.

Schedule 4.12 sets forth a complete listing and summary description of all Permits issued to or held by (or, if noted, required to be issued to or held by) the Company, (including all applications therefor and all renewals, extensions, or modifications thereof and additions thereto) that are necessary or material to conduct the Business as currently conducted or currently proposed to be conducted by the Company.  All fees and charges with respect to such Permits have been paid in full and each such Permit is current and unencumbered with no history of any form of material disciplinary action taken against it by any Governmental Entity.  Except as set forth in Schedule 4.12, no loss or expiration of any such Permit is pending, reasonably foreseeable or, to any Stockholder’s or the Company’s Knowledge, threatened (including as a result of the transactions contemplated by this Agreement and the other documents contemplated hereunder) other than by reason of expiration in accordance with the terms thereof.

4.13                        Employees.

(a)                                 No employee or independent contractors of the Company and no group of employees or independent contractors of the Company has notified the Company in writing or any member of the Company Knowledge Group orally of any plans to terminate his or its employment or relationship with the Company.  Schedule 4.13(a) lists any executive, key employee or key independent contractor whose employment or relationship with the Company terminated since December 31, 2013.

(b)                                 To the Company’s and Stockholders’ Knowledge, the Company has complied with all applicable Laws relating to the employment of personnel and labor, including, but not limited to, ERISA, the Fair Labor Standards Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security, Medicare, and other Taxes, including withholding requirements, the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation, the Immigration Reform and Control Act of 1986, as amended, and characterizing individuals as independent contractors.  Except as disclosed in Schedule 4.13(b), no employee of the Company has any agreement regarding his or her employment, other than an agreement for at-will employment.

(c)                                  Except as disclosed in Schedule 4.13(c), for the last three (3) years through the Closing Date, the Company has not: (i) been bound by or entered into any Contract or collective bargaining agreement with any labor organization or other representative of any employees of the Company, except as disclosed on Schedule 4.09(a), (ii) experienced any strike, work stoppage, or lockout, and none has been threatened in writing, (iii) been the subject of any grievance, unfair labor practice claim, charge of discrimination, or other material employee or labor dispute, (iv) engaged in any unfair labor practice, (v) been the subject of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company, except as related to the collective bargaining agreements, if any, disclosed on Schedule 4.09(a), or (vi) leased any employees.  The Company has satisfied any notice or bargaining obligation it may have under any Law or collective bargaining agreement to any employee representative.

(d)                                 Except as disclosed in Schedule 4.13(d), there are no outstanding rights or obligations relating to pensions, Benefit Plans, severance or termination pay, workers compensation, unemployment compensation and/or other obligation to employees or independent contractors of the Company.

(e)                                  Schedule 4.13(e) sets forth the name, start date, title or position, citizenship and the annual or, as the case may be, hourly rate of compensation (including salary, bonuses and commissions), as of the date of this Agreement and at the Closing Date, for each individual engaged by the Company as an employee or independent contractor whose annual income (of all types) from the Company has exceeded or is expected to exceed $25,000.

4.14                        Immigration Matters.

Except as set forth on Schedule 4.14:

(a)                                 To the Company’s and Stockholders’ Knowledge, the Company has properly utilized Form I-9 to verify the identity and work authorization status of each of its employees in compliance with the Immigration and Nationality Act, as amended, the Immigration Reform and Control Act of 1986, as amended, and related promulgating regulations.  No employee of the Company presented any temporary work authorization document at the time of hire that is presently or at any future date will be subject to I-9 re-verification.

(b)                                 No employee of the Company is employed under an H-1B, L-1A or L-1B visa, or any other employer-petitioned non-immigrant U.S. work authorization.

(c)                                  The Company is not petitioning for employment-based lawful permanent residence status on behalf of any employee of the Company and the Company has not filed any Application for Alien Employment Certification (ETA Form 750), Application for Permanent Employment Certification (ETA Form 9089), or any Form I-140 (Immigrant Petition for Alien Workers) that remains pending.

(d)                                 Schedule 4.14 contains a list and description of any correspondence received by the Company from any Person or Governmental Entity in the last three (3) years questioning the validity of the social security number of any employee of the Company.

4.15                        Employee Benefit Plans.

(a)                                 Schedule 4.15(a) contains a complete and correct list of each Benefit Plan.

(b)                                 Each Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and the terms of any applicable collective bargaining agreement and, to the Company’s and Stockholders’ Knowledge, complies in all material respects in form and in operation with the applicable requirements of ERISA, the Code and other applicable Laws.

(c)                                  Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any Liability or potential Liability under or with respect to, any Multiemployer Plan or any Employee Pension Benefit Plan subject to Code Sections 412 or 4971, ERISA Section 302 or Title IV of ERISA, or otherwise has any Liability or potential Liability under Title IV of ERISA.  There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412(n) (as in effect prior to its repeal) or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of the Company.  No cash or bond or other amount is payable by the Company or any ERISA Affiliate to the Pension Benefit Guaranty Corporation pursuant to Section 4062(e) of ERISA.

(d)                                 All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each Benefit Plan have been properly and timely filed and/or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code.

(e)                                  Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) other than in accordance with COBRA.  The requirements of COBRA have been met with respect to each Benefit Plan and to each Employee Welfare Benefit Plan maintained by an ERISA Affiliate that is subject to COBRA.

(f)                                   The Company has complied in all material respects with the applicable requirements of HIPAA and HITECH that apply to each Benefit Plan that is an Employee Welfare Benefit Plan.

(g)                                  All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or properly accrued.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Benefit Plan that is an Employee Welfare Benefit Plan.

(h)                                 Each Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has been determined by the Internal Revenue Service to be so qualified, either through receipt of a current favorable determination letter or through proper reliance on an opinion or advisory letter issued by the Internal Revenue Service with respect to such Employee Pension Benefit Plan, and to the Company’s and Stockholders’ Knowledge nothing has occurred since the date of such determination, opinion or advisory letter that could adversely affect the qualified status of any such Employee Pension Benefit Plan.  All such Employee Pension Benefit Plans have been timely amended for the requirements of the Tax legislation commonly known as “EGTRRA” and other interim Tax legislation.

(i)                                     There have been no Prohibited Transactions with respect to any Benefit Plan and no fiduciary as defined in ERISA Section 3(21) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan, in each case to the Company’s and Stockholders’ Knowledge.  No Proceeding with respect to the administration or the investment of the assets of any Benefit Plan (other than routine claims for benefits) is pending or threatened and there is no basis for any such Proceeding.

(j)            The Company is not obligated under the Benefit Plans (including, but not limited to, any nonqualified deferred compensation plan or arrangement) or otherwise to pay any separation, severance, termination or similar benefit as a result of any transactions contemplated by this Agreement or solely as a result of a change in control or ownership with the meaning of Section 280G of the Code.  Neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will increase the amount of benefits otherwise payable under any Benefit Plan or result in the acceleration of the time of payment, funding or vesting of any such benefits.

(k)           With respect to each Benefit Plan, the Company has delivered to Buyer correct and complete copies of the material plan documents (including amendments and individual agreements relating thereto), and the most recent summary plan descriptions and summaries of material modifications, the most recent favorable determination letter, or opinion letter or advisory letter received from the Internal Revenue Service, the Form 5500 Annual Reports (including all schedules thereto) with all applicable attachments for the last three plan years, and all related trust agreements, insurance contracts, and other funding arrangements, including any collective bargaining agreements, that implement each such Benefit Plan, the most recent financial statements and valuation statements for each such Benefit Plan, and, for each such Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a), the coverage and nondiscrimination testing results for the last three Benefit Plan years.  The Company is not obligated to establish a new Benefit Plan, or to amend a Benefit Plan to increase the amount of benefits provided under such Benefit Plan, or to amend a Benefit Plan to change the eligibility rules for such Benefit Plan.

(l)            Except as required by any Law, no provision or condition exists that would prevent the Company or Buyer from terminating or amending any Benefit Plan at any time for any reason.

(m)          The terms of each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code and the regulations thereunder) meet, and each such Benefit Plan has been operated in good faith in accordance with, the requirements of Sections 409A(a)(2), (a)(3), and (a)(4) of the Code, and no assets of the Company have been directly or indirectly set aside in a trust or other arrangement described in Section 409A(b)(1) of the Code or are, or have been, subject to a “financial health” trigger described in Section 409A(b)(2) of the Code.

(n)           To the Company’s and Stockholders’ Knowledge, the Company and each ERISA Affiliate have, for purposes of each Benefit Plan, correctly classified those individuals performing services for the Company or the respective ERISA Affiliate as common law employees, leased employees, independent contractors or agents.

4.16                        Medicare and Medicaid Participation.

This Section 4.16 sets forth all representations and warranties of the Company concerning Medicare, Medicaid and other Government Program participation matters and the other healthcare regulatory matters addressed in this Section.  No other representations or warranties made by the Company in this Agreement shall be construed to concern Medicare, Medicaid or other Government Program participation matters or the other healthcare regulatory matters addressed in this Section.

(a)           Except as set forth in Schedule 4.16, the Company is eligible for participation in the Medicare, Medicaid and CHAMPUS/TRICARE programs (collectively, the “Government Programs”) and has current and valid provider contracts with such Government Programs.  The Company is in compliance with the conditions of participation for the Government Programs in all material respects.  There is neither pending, nor, to the Company’s or a Stockholder’s Knowledge, threatened, any Action under the Government Programs involving the Company.  The Stockholders have made available to Buyer true and complete copies of the most recent Government Program survey reports and all plans of correction, if any, which Company was required to submit in response to such surveys, and all such plans of correction have been accepted by the applicable Government Program and all have been or are in the process of being implemented.  Company’s billing practices for all third-party payors, including the Government Programs and private insurance companies, are in compliance in all material respects with applicable Law and billing requirements of such third party payors and Government Programs and the Company has not knowingly billed or received any material payment or reimbursement in excess of amounts allowed by Law.  Schedule 4.16 contains a list of all of the Company’s Government Program provider numbers and other third-party payor provider numbers.

(b)           Company has: (i) timely filed all reports and billings required to be filed with respect to any Government Program or any third-party payor (all of which are complete and accurate in all material respects and prepared and filed in compliance with applicable Law), and (ii) paid or caused to be paid any undisputed refunds, overpayments, discounts, or adjustments that have become due pursuant to such reports and billings.

4.17        Compliance Program.

This Section 4.17 sets forth all representations and warranties of the Company concerning its Compliance Program and the other healthcare regulatory matters addressed in this Section.  No other representations or warranties made by the Company in this Agreement shall be construed to concern its Compliance Program or the other healthcare regulatory matters addressed in this Section.

(a)           The Company has continuously maintained a compliance program designed to promote compliance with applicable Laws and ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address violations of legal or ethical standards applicable to its operations (the “Compliance Program”).  The Company is in material compliance with the terms of the Compliance Program and Buyer has been given access to all records and logs maintained by the Company in connection with the Compliance Program.

(b)           The Company periodically searches the Office of Inspector General’s List of Excluded Individuals/Entities and other websites or databases of Governmental Entities to confirm that its employees, independent contractors, consultants and other Persons providing any services under any Contracts are not currently excluded, debarred or otherwise ineligible to participate in the Government Programs.  Except as set forth on Schedule 4.17(b), to the Company’s or a Stockholder’s Knowledge, the Company has not employed or contracted with any Person that is excluded, debarred or otherwise ineligible to participate in the Government Programs.  Additionally, the Company has not received notice that (i) any Person providing services to the Company, or (ii) any employee or contractor in either case of (i) or (ii), is charged with or has been convicted of a criminal offense related to the Government Programs, or the provision of health care items or services, but has not yet been excluded, debarred or otherwise declared ineligible to participate in such programs or is proposed for exclusion therefrom.

(c)           The Company (i) is not a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services, (ii) has not been subject to reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) to the Company’s and Stockholders’ Knowledge, has not been the subject of any government payor program investigation conducted by any Governmental Entity, (iv) has not been a defendant in any qui tam/False Claims Act litigation, and (v) has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter, or, to the Company’s or any Stockholder’s Knowledge, has received telephone or personal contact by or from any Governmental Entity.

(d)           All employees and independent contractors of the Company that provide the type of service under any Contract or in the operation of the Business as currently conducted or as proposed to be conducted that requires, as a condition precedent to the rendering of the service, the obtaining of a license or other legal authorization issued by a Governmental Entity are properly licensed or otherwise legally authorized by a Governmental Entity to perform the service in the state or jurisdiction in which the service is being performed.

4.18        HIPAA Compliance.

Company is a “Covered Entity” (as defined in HIPAA) and is in material compliance with HIPAA and HITECH.

4.19        Compliance with Laws.

(a)           Except as set forth on Schedule 4.19, the Company and, to the Company’s and Stockholders’ Knowledge, each of its independent contractors, agents and employees has complied in all material respects with and is in compliance in all material respects with all applicable Laws which affect the Business or to which the Company is subject, and no claim has been filed against the Company alleging a violation of any such Law and the Company has not received written notice of any violation or alleged violation of, or any obligation to take remedial action under, any applicable Law or Permit.  Except as set forth on Schedule 4.19, the Company is not now, directly or indirectly, subject (nor has the Company ever been subject) to any Proceeding by any Governmental Entity or to any other allegation that the Company has violated the regulations of any such Governmental Entity or made a material false statement or omission to any Governmental Entity, including those related to government procurement.

(b)           Company has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity, and have paid all material fees, assessments due and payable in connection therewith.

4.20        Affiliate Transactions.

Other than as described on Schedule 4.20, no Selling Party and no Related Person or Affiliate of any Selling Party or of the Company (a) is or was a party to any Contract or transaction with the Company (other than in such Person’s capacity as an employee of the Company, the compensation for which is reflected on Schedule 4.13(e)), or (b) has any interest in or owns any asset, tangible or intangible, which is used in the Business of the Company.

4.21                        Environmental Matters.

This Section 4.21 sets forth all representations and warranties of the Company concerning environmental matters.  No other representations or warranties made by the Company in this Agreement shall be construed to concern environmental matters.  Except as set forth on Schedule 4.21:

(a)           Regulatory Compliance.  The Company has complied with and is in compliance with all Environmental Requirements.

(b)           Permits.  The Company has complied with and is in compliance with all permits, licenses and other authorizations that are required pursuant to Environmental Requirements for the occupation of its facilities and the operation of the Business (“Environmental Permits”) and, to the extent required prior to the Closing Date, timely and complete applications have been or will be made for renewal, extension, or reissuance to the Company of all such Environmental Permits, and the Company has not received information which would lead it to believe that any Environmental Permit may not be renewed, extended or reissued to the Company in due course and as requested without the imposition of cost or penalty.  Schedule 4.21 contains a list of all such Environmental Permits.

(c)           Notices.  The Company has not received any notice, claim, complaint, citation, report or other information regarding any actual or alleged violation of Environmental Requirements or any Liabilities or potential Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations and any request for information with respect to any investigation or clean-up of Hazardous Substances, arising under Environmental Requirements relating to the Company or the Business, nor is there any Proceeding pending or, to the Company’s and Stockholders’ Knowledge, threatened against or affecting the Company or the Business at law or in equity before a court or administrative agency relating to a violation of any Environmental Requirement.

(d)           Real Property.  None of the following exists or has existed at the Headquarters Property and to the Company’s Knowledge, any other Leased Real Property or any other real property that the Company has owned or leased: (i) underground storage tanks, (ii) asbestos or asbestos-containing materials, (iii) materials or equipment containing polychlorinated biphenyls, (iv) landfills, surface impoundments, or disposal areas, or (v) subject to the exceptions in the following two sentences, Hazardous Substances.  Hazardous Substances may exist in cleaning solutions and agents used or previously used for janitorial services at the Leased Real Property and in pesticides, herbicides or fertilizers used for routine pest control and lawn maintenance at the Leased Real Property.  In addition, vehicles at the Leased Real Property and lawn equipment used or previously used at the Leased Real Property contain petroleum products.

(e)           Release of Substances.  The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Substance at the Leased Real Property in a manner that has given rise to or is likely to give rise to Liabilities, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, or any other Environmental Requirement.  Neither the Headquarters Property nor, to the Company’s and Stockholders’ Knowledge, any of the other Leased Real Property is contaminated by any Hazardous Substance.

(f)            Operations.  To the Company’s and Stockholders’ Knowledge, no facts, events or conditions relating to the assets of the Company or the Business or the past or present facilities, properties or operations of the Company will prevent, hinder or limit continued compliance with Environmental Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Requirements, or give rise to any other Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Requirements, including any Environmental Requirement relating to onsite or offsite release or threatened release of Hazardous Substances, personal injury, property damage or natural resources damage.

(g)           Transaction-Triggered Requirements.  Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated by this Agreement will impose any obligations for site investigation or cleanup, or notification to or consent of Governmental Entity or any other Person, pursuant to any so-called “transaction-triggered” or “responsible property transfer” Environmental Requirement.

(h)           Liability for Others.  The Company has not, either expressly or by operation of Law, assumed or undertaken any Liability or corrective or remedial obligation of any other Person relating to Environmental Requirements.

(i)            Environmental Liens.  No Environmental Lien has attached to the Headquarters Property and, to the Company’s and Stockholders’ Knowledge, no Environmental Lien has attached to any of the other Leased Real Property.

(j)            Environmental Reports.  The Company has provided to Buyer true and correct copies of all environmental reports, audits, assessments, and investigations, and all other material environmental documents, relating to the Company, the Leased Real Property, any other real property owned or used by the Company, the Business or any of the Company’s predecessors.

4.22        Tangible Assets.

(a)           Except as set forth on Schedule 4.22(a), the Company owns or leases, free and clear of Liens (other than Permitted Liens), all machinery, equipment, and other tangible assets necessary for, or used in, the conduct of the Business as presently conducted and as presently proposed to be conducted.

(b)           Each such tangible asset is free from material defects (patent and latent), has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable in all material respects for the purposes for which it presently is used and presently is proposed to be used.

4.23        Undisclosed Liabilities.

The Company does not have any material Liability, except for (i) Liabilities set forth on the face of the Interim Financial Statements (including in any notes thereto), (ii) Liabilities which have arisen after the Interim Financial Statements in the ordinary course (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, environmental matter, infringement of Proprietary Rights, or violation of Law) and (iii) Liabilities set forth in the Disclosure Schedules.

4.24        Notes and Accounts Receivable.

All notes and accounts receivable of the Company are reflected properly on the books and records of the Company, the accounts receivable set forth therein are valid receivables, and to the Company’s and Stockholders’ Knowledge, such notes and accounts receivable are not subject to setoffs or counterclaims. No obligor under any note or account receivable of the Company has notified the Company in writing (or any member of the Company Knowledge Group verbally) that it does not intend to pay any such note or account receivable.  The Company has not agreed to any deduction, free goods, discount or other deferred price or quantity adjustment with respect to any of its accounts receivables.

4.25        Powers of Attorney.

Except as set forth on Schedule 4.25, there are no outstanding powers of attorney executed on behalf of the Company.

4.26        Insurance.

Schedule 4.26 sets forth the following information with respect to each insurance policy (including policies providing property, vehicle, casualty, Liability, and workers’ compensation coverage and bond and surety arrangements and insurance certificates (including coverage for inventory purchased domestically and internationally)) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage:

(a)           the name, address, and telephone number of the agent;

(b)           the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c)           the policy number and the period of coverage;

(d)           the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(e)           a description of any retroactive premium adjustments or other loss-sharing arrangements.

Current certificates of insurance for each such insurance policy have been provided to Buyer.  Except as set forth on Schedule 4.26, with respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect, (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect following the consummation of the Closing and the transactions contemplated in connection therewith without any further action being taken by the Company, (C) neither the Company nor to the Company’s or Stockholders’ Knowledge any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default by the Company or to the Company’s or Stockholders’ Knowledge any other party to the policy, or permit termination, modification, or acceleration, under the policy, (D) no party to the policy has repudiated any provision thereof, and (E) the Stockholders have provided to Buyer true and complete copies thereof.  The Company has been covered during the past five years by insurance in scope and amount customary and reasonable considering the size of the Company and the scope of the Business as currently conducted and currently proposed to be conducted.

4.27        Service Liability Claims.

(a)           Except as set forth on Schedule 4.27(a), there are no Service Liability Claims.

(b)           Except (i) as set forth on Schedule 4.27(b), (ii) for conditions or warranties implied or imposed by any applicable Law, or (iii) as contained in the Company’s standard terms and conditions of sale or service, the Company has not given any warranty or made any representation in respect of the Business Products.

(c)           Except (i) as set forth on Schedule 4.27(c), and (ii) except as otherwise occurs in the ordinary course, each service rendered by the Company has been in material conformity with all applicable contractual commitments and all express and implied warranties.

(d)           Schedule 4.27(d) includes copies of the standard terms and conditions of sale and/or service for the Company (which includes any continuing applicable guaranty, warranty and indemnity provisions).

4.28        Customers.

(a)           Schedule 4.28(a) lists each of the customers of the Company whose purchases of goods or services in the year ending on the last day of the period covered by the Interim Financial Statements have exceeded 5% of the total revenues of the Company for that period.

(b)           Except as set forth on Schedule 4.28(b), no customer listed on Schedule 4.28(a) (x) has stopped or materially decreased, or (y) to the Company’s or Stockholders’ Knowledge has threatened to stop, or materially decrease the rate of purchasing materials, products or services from the Company.

4.29                        Suppliers.

(a)           Schedule 4.29(a) lists each of the suppliers of the Company whose goods or services provided to the Company in the year ending on the last day of the period covered by the Interim Financial Statements have exceeded 5% of the total cost of goods and/or services provided by such suppliers to the Company for that period.

(b)           Except as set forth on Schedule 4.29(b), no supplier listed on Schedule 4.29(a) (x) has stopped or materially decreased, or (y) to the Company’s or Stockholders’ Knowledge has threatened to stop, or materially decrease the rate of supplying materials, products or services to the Company.

4.30                        Officers and Directors.

Schedule 4.30 lists all officers and directors of the Company.

4.31                        Bank Accounts.

Schedule 4.31 lists each bank account (designating each authorized signatory and the level of each signatory’s authorization) of the Company.

4.32                        Litigation.

Schedule 4.32 lists all civil or criminal litigation, arbitration, mediation or other Proceedings to which the Company, any stockholder, or any director or officer, or employee of the Company is or was a party that currently is pending, was settled or adjudicated within the past five years, was settled and adjudicated more than five years ago, but with respect to which the Company has unsatisfied Liability, any written claim received by the Company that could reasonably be expected to result in a Proceeding, or that, to the Knowledge of the Company or the Stockholders, are threatened, in each case relating to or affecting the Company or its business, operations or assets.  Schedule 4.32 sets forth, with respect to each matter disclosed on such schedule, (i) the parties, (ii) the nature of dispute, (iii) the relief sought (including the approximate amount of damages or other relief sought), (iv) the status of dispute, (v) the extent to which the Company’s insurance would cover the relief, and (vi) the Company’s assessment of its likelihood of prevailing.  No matter disclosed on Schedule 4.32, if decided or settled unfavorably to the Company, would reasonably be expected to prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or have a Material Adverse Effect.

4.33                        Books and Records.

(a)           The books of account and other records of the Company, all of which have been made available to Buyer, are complete and correct in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices.

(b)           The minute books of the Company contain records that are complete and correct in all material respects of all meetings held of, and actions taken by written consent of, the holders of voting securities, the board of directors or Persons exercising similar authority, and committees of the board of directors or such Persons of the Company, and no meeting of any such holders, board of directors, Persons, or committee has been held, and no other material action has been taken, for which minutes or other evidence of action have not been prepared and are not contained in such minute books.  The Company has at all times maintained complete and correct records of all issuances and transfers of its equity interests.  At the Closing, all such minute books and records will be in the possession of the Company and located at the principal office of the Company.

4.34        Company Broker.

Except as set forth on Schedule 4.34, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of the Company or any Stockholder.

4.35                        Disclosure.

Neither this Agreement nor any other documents contemplated hereunder to which the Company is a party, nor any of the schedules or exhibits hereto or thereto, contains any untrue statement of a material fact or, when considered as a whole, omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Company and the Stockholders to enter into this Agreement and to consummate the transactions contemplated hereunder, Buyer makes the representations and warranties set forth in this ARTICLE V as of the Closing Date.

5.01        Organization and Power.

Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and is qualified to do business in every jurisdiction in which the execution, delivery and performance of its obligations under this Agreement requires it to be so qualified.  Buyer has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other documents contemplated hereunder to which Buyer is a party.

5.02        Authorization.

No other proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of this Agreement or any other document contemplated hereunder to which Buyer is a party or the performance of Buyer’s obligations hereunder or thereunder.  This Agreement constitutes, and each of the other documents contemplated hereunder to which Buyer is a party will, when executed, constitute a valid and binding obligation of Buyer, enforceable in accordance with their terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

5.03        Absence of Conflicts.

Neither the execution, delivery and performance of this Agreement or any other document contemplated hereunder by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby does or will: (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Entity or other Person, in each case under the provisions of any Contract to which Buyer is bound or by which it or any of its assets are affected, or any Law to which Buyer is subject.

5.04        Buyer’s Broker.

There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of Buyer, except pursuant to Buyer’s agreement with Bison Group LLC.

5.05        Financial Statements.

Attached as Schedule 5.05 are true and complete copies of the following (collectively, the “Buyer Financial Statements”): (i) the consolidated audited balance sheet of the Buyer and its Affiliates for the last day of, and the related statements of operations, income, cash flows and statements of shareholders’ equity for, its respective fiscal years ending on each of December 31, 2013, 2012 and 2011, and (ii) the unaudited consolidated balance sheets of the Buyer and its Affiliates and the related consolidated statements of income for the four (4)-month period ending on April 30, 2014 (the “Buyer Interim Financial Statements”).  The Buyer Financial Statements (in each case, including the notes and auditors’ reports thereto, if any) are accurate and complete in all material respects, were derived from the books and records of the Buyer and its Affiliates (which, in turn, are accurate and complete in all material respects), and present fairly, in all material respects, the financial condition, operating results, and cash flows of the Buyer and its Affiliates as of such dates and for the periods indicated.  Except as set forth on Schedule 5.05, each such Buyer Financial Statement has been prepared in accordance with GAAP consistently applied throughout the period covered thereby.  There has been no material change in the accounting methods or practices of the Buyer and its Affiliates since the earliest date covered by the Buyer Financial Statements.  No financial statements of any Person (other than the Company and its Affiliates identified in the Buyer Financial Statements) are required by GAAP to be included or reflected in the Buyer Financial Statements.

5.06                        Capitalization; Subsidiaries.

(a)                                 As of the date hereof, and immediately prior to the consummation of the Closing, all of the authorized, issued and outstanding shares of capital stock of the Buyer are held of record by the stockholders as indicated on Schedule 5.06(a).  All of such outstanding shares have been validly issued and are fully paid and nonassessable.  Except as set forth on Schedule 5.06(a), there are no (i) outstanding equity interests of the Buyer, or (ii) Contracts, commitments, understandings or arrangements, including options, warrants or scripts by which the Buyer is or may become bound to issue any equity interests of the Buyer.  Except as set forth on Schedule 5.06(a), the Buyer is not a party to any option, warrant, purchase right, or other Contract or commitment that could require the Buyer to sell, transfer, or otherwise dispose of any equity interests of the Buyer.  Except as set forth on Schedule 5.06(a), there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any equity interests of the Buyer.  Except as set forth on Schedule 5.06(a), the Buyer does not control, directly or indirectly, or have any direct or indirect equity participation in any Person.

(b)                                 Except as set forth on Schedule 5.06(b), there are no Subsidiaries of the Buyer.

5.07                        Litigation.

Schedule 5.07 lists all civil or criminal litigation, arbitration, mediation or other Proceedings to which the Buyer is a party that currently is pending or that, to the Knowledge of the Buyer, are threatened, in each case relating to or affecting the Buyer and its Affiliates or their respective businesses, operations or assets.  No obligations under any settlement agreement or other dispositive agreement or order relating to a Proceeding to which Buyer was a party within the last five years would reasonably be expected to have a Material Adverse Effect on Buyer or its Affiliates.  No matter disclosed on Schedule 5.07, if decided or settled unfavorably to the Buyer or its Affiliates, would reasonably be expected to prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or have a Material Adverse Effect.

5.08                        Undisclosed Liabilities.

Neither the Buyer nor its Affiliates have any material Liability, except for (i) Liabilities set forth on the face of the Buyer Interim Financial Statements (including in any notes thereto), (ii) Liabilities which have arisen after the Buyer Interim Financial Statements in the ordinary course (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement of Proprietary Rights, or violation of Law), and (iii) Liabilities set forth in the Disclosure Schedules.

5.09                        Compliance with Laws.

(a)                                 Except as set forth on Schedule 5.09, the Buyer and its Affiliates and, to the Buyer’s Knowledge, each of their respective independent contractors, agents and employees has complied in all material respects with and is in compliance in all material respects with all applicable Laws which affect the business of the Buyer and its Affiliates or to which the Buyer and its Affiliates are subject.  Except as set forth on Schedule 5.09, neither the Buyer nor its Affiliates are now, directly or indirectly, subject to any Proceeding by any Governmental Entity or to any other allegation that the Buyer or its Affiliates have violated the regulations of any such Governmental Entity or made a material false statement or omission to any Governmental Entity, including those related to government procurement.

(b)                                 The Buyer and its Affiliates have filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity, and have paid all material fees, assessments due and payable in connection therewith.

5.10                        Certain Developments.

Except as set forth on Schedule 5.10, during the period beginning on December 31, 2013, and ending on the Closing Date, the Buyer has not experienced a Material Adverse Effect.

5.11                        Exchanged Equity.

The issuance, sale and delivery of the Exchanged Equity in accordance with this Agreement, have been, or will be on or prior to the Closing, duly authorized by all necessary corporate action on the part of Buyer.  The Exchanged Equity when so issued, sold and delivered in accordance with the provisions of this Agreement, will be duly and validly issued and non-assessable and shall not be subject to any preemptive rights, rights of first refusal, or any other restrictions on transfer other than restrictions under the Buyer Exchange Documents and under applicable Law.

5.12                        Disclosure.

Neither this Agreement nor any other documents contemplated hereunder to which the Buyer is a party, nor any of the schedules or exhibits hereto or thereto, contains any untrue statement of a material fact or, when considered as a whole, omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VI.
COVENANTS

6.01                        Governmental Approvals and Consents.

If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, Stockholders shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

6.02                        Press Releases and Announcements.

Neither the Stockholders nor the Company shall make any press release or other public announcement of or with respect to this Agreement or any of the transactions contemplated hereunder without Buyer’s prior written consent.

6.03                        Further Transfers.

Each party to this Agreement will execute and deliver such further instruments of transfer and take such additional actions as any other party may reasonably request to effect, consummate, confirm or evidence the transactions contemplated hereby and by the other documents contemplated hereunder.

6.04                        Non-Solicitation, Non-Competition and Confidentiality.

(a)                                 Non-Solicitation.  In consideration of the transactions contemplated hereby and the payment of the Purchase Price, the Stockholders (each, a “Restricted Party”) agree that, during the period beginning on the Closing Date and ending on the fifth (5th) anniversary thereof or, with respect to Mark Poteet, ending on the second (2nd) anniversary thereof (the “Restricted Period”), such Restricted Party will not, and will not permit any of its Affiliates to, directly or indirectly, including causing, encouraging, directing or soliciting any other Person to, contact, approach, or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any Person who is or has been employed or retained in the operation of the Business by the Company or Buyer during the period commencing two (2) years prior to the Closing Date and ending on the date of termination of the Restricted Period, or induce, interfere with or solicit, or attempt to induce, interfere with or solicit, any Person that is a current or former customer, supplier or other business relation of the Company or any predecessor thereof into any business relationship that would reasonably be expected to harm the Business, or in any manner engage in or own, directly or indirectly, any interest in any business that provides services or products to any current or former customer of the Company that are similar to or competitive with the services or products provided by the Company to such current or former customers.

(b)                                 Non-Competition.  In consideration of the transactions contemplated hereby and the payment of the Purchase Price, each Restricted Party agrees that during the applicable Restricted Period, such Restricted Party will not, and will not permit any of its Affiliates to, within or with respect to the geographical area of the United States and anywhere else the Company operates or plans to operate during the Restricted Period (the “Restricted

Area”), directly or indirectly own, operate, lease, manage, control, participate in, consult with, advise, permit such Restricted Party’s name to be used by, provide services for, or in any manner engage in (x) any business (including by any Restricted Party or in association with any Person) that creates, designs, invents, engineers, develops, sources, markets, manufactures, distributes or sells any product or provides any service in or into the Restricted Area that may be used as a substitute for or otherwise competes with any product or service of the Buyer Business, the Company or their predecessors carried out during the period commencing two years prior to the Closing Date and ending on the date of termination of the Restricted Period or contemplated during such period to be carried out by Buyer, the Company or their predecessors, or (y) any activity that is in competition with, or potential competition with, the Business or any other business of the Company.  Nothing in this Section 6.04(b) shall prohibit any Restricted Party from being a passive owner of less than 1% of the outstanding capital stock of a corporation of any class that is publicly traded, so long as such Restricted Party has no direct or indirect participation in the business of such corporation.

(c)                                  Confidentiality.  Each Restricted Party will, and will cause its Affiliates to, treat and hold as confidential all Confidential Information and shall refrain from using any Confidential Information except as necessary to consummate the Closing of the transactions contemplated by this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of Confidential Information which are in such Restricted Party’s possession or under such Restricted Party’s control.  In the event that any Restricted Party is compelled by Law to disclose Confidential Information or the fact that Confidential Information has been made available to such Restricted Party by the Company, such Restricted Party agrees to provide the Buyer with prompt written notice of such request, to the extent such notice can be given, so that the Buyer and/or the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement.  If a protective order or other remedy is not obtained, or the Company waives compliance with the provisions of this Agreement, such Restricted Party agrees to furnish only that portion of Confidential Information and other information that is legally required and that Restricted Party will use his, her, or its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of Confidential Information and other information that is being disclosed.

(d)                                 Non-Disparagement by the Restricted Parties.  Each Restricted Party agrees not to disparage Buyer or the Company or their respective goods or services, or any Affiliates of such Persons.

(e)                                  Remedy for Restricted Party’s Breach.  Each Restricted Party acknowledges and agrees that in the event of a breach by such Restricted Party of any of the provisions of this Section 6.04, monetary damages may be inadequate and Buyer may have no adequate remedy at law.  Accordingly, in the event of any such breach, Buyer and its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and such Restricted Party’s obligations hereunder by an Action or Actions for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

(f)                                   Modification; Extension of Restricted Period.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.04 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  In the event a court of competent jurisdiction determines that a Restricted Party breached any term or provision of this Section 6.04, such Restricted Party hereby consents to the court extending the duration of the restrictive provisions contained in this Section 6.04 to a period of time equal to the period of time that such Restricted Party breached such provisions to compensate Buyer for the time such Restricted Party was in violation of such provisions.

6.05                        Customer and Other Business Relationships.

(a)                                 After the Closing, each Stockholder shall cooperate with Buyer and the Company in their efforts to continue and maintain for the benefit of Buyer and the Company those business relationships of the Company, including relationships with any customers, suppliers, licensors, licensees, lessors, employees, regulatory authorities and others.  Each Stockholder shall refer to Buyer and the Company all inquiries and communications received by such Stockholder relating to the Company or the Business after the Closing.

(b)                                 After the Closing, no Stockholder may take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business relation of the Company from maintaining the same business relationships with the Company after the Closing Date as it maintained with the Company prior to the Closing Date.

6.06                        Stockholders’ Release.

(a)                                 Except as provided in Section 6.06(c) below, each Stockholder on behalf of itself and any Person who may be bound by it (collectively, the “Releasing Parties”), releases the Company, Buyer, and each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, Subsidiaries, Related Persons, agents, attorneys, employees, predecessors, successors, heirs, and assigns (collectively, the “Released Parties”) from any and all Actions, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (from the beginning of the world through the date of this Agreement) and whether known or unknown, suspected, or claimed against any of its, his or her Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or are connected with the Company, any Affiliate of the Company, or any predecessor thereto (other than those arising out of or in connection with any other agreements entered into pursuant to this Agreement), whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, contract or tort, or under common law; or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).

(b)                                 Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim.  Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.

(c)                                  Notwithstanding the release provided in this Section, nothing herein shall operate to impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against (i) any Released Party that such Releasing Party may have, if any, arising under this Agreement; (ii) the Company that such Releasing Party may have, if any, arising in connection with unpaid wages or compensation due such Releasing Party for the portion of then-current pay period immediately prior to the Closing; or (iii) the Company that such Releasing Party may have, if any, arising under the articles of incorporation or bylaws of the Company in connection with a claim brought against the Releasing Party by a third party in connection with the Releasing Party’s service as a director or officer of the Company.

ARTICLE VII.
TAX MATTERS

7.01                        Tax Matters.

The following provisions will govern the allocation of responsibility as between the Buyer and the Stockholders for certain Tax matters following the Closing Date:

(a)                                 Tax Indemnification.

(i)                                     The Stockholders, jointly and severally, will indemnify the Company and Buyer and hold them harmless from and against, without duplication, any loss, claim, Liability, expense, or other damage attributable to (A) all Taxes (or the non-payment thereof) of the Company for any Pre-Closing Tax Period; (B) all Taxes of any Relevant Group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-U.S. Law or regulation; (C) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract, pursuant to any law, rule, or regulation, or otherwise; (D) any employment or other Taxes on any payment for or in respect of any Options which are cancelled pursuant to Section 1.03; and (E) any Tax imposed on the Company due to the Company’s not being regarded as an S corporation by the State of New Jersey for any period of time prior to the Closing including, without limitation, any Tax imposed on the Company under any provision of New Jersey law which is comparable to Section 1374 of the Code (it being acknowledged that any Tax under Section 1374 of the Code, or any comparable provision of any state or local Law, on the deemed sale of assets of the Company resulting from the Section 338(h)(10) Election shall be Sellers’ responsibility).

(ii)                                  The Stockholders shall not be liable for Taxes under Section 7.01(a)(i) above to the extent that such Taxes are taken into account in Closing Indebtedness or the Net Working Capital at Closing, and, thus, are accounted for in the Purchase Price.  Furthermore, notwithstanding any provisions to the contrary in this Agreement, the Stockholders shall have no obligation to indemnify the Company or any Buyer against any Losses consisting of or relating to Taxes resulting from (A) any action outside the ordinary course of business taken by, or under the direction of, the Buyer on or after the Closing Date and (B) any Taxes or fees imposed under Section 7.01(f) and (C) any breach by Buyer of Article VII of this Agreement.

(iii)                               The Stockholders will pay to Buyer the amount of any Taxes which are the responsibility of the Stockholders pursuant to this Section 7.01(a) within ten (10) Business Days before the later of (A) the date such Taxes are payable by Buyer or the Company and (B) Buyer’s demand for such payment from the Stockholders.  The indemnification under this Section 7.01(a) shall survive indefinitely and shall not be subject to the Basket or Cap.

(b)                                 Straddle Period.  For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any real property, personal property or other ad valorem Taxes for the Straddle Period which relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that occur on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date.  Without limiting the foregoing, Tax on (i) any income or gain of the Company that relates to the closing of the transactions contemplated by this Agreement and (ii) any income or gain realized by the Company as a result of the Section 338(h)(10) Election will be allocated to the Pre-Closing Tax Period.

(c)                                  Responsibility for Filing Tax Returns.

(i)                                     Sellers’ Representative shall prepare or cause to be prepared all income Tax Returns of the Company for any Pre-Closing Tax Period (each such income Tax Return a “Pre-Closing Income Tax Return”) and shall pay or cause to be paid all Taxes required to be paid with respect to such Pre-Closing Income Tax Returns. The Pre-Closing Income Tax Returns shall be prepared in a manner consistent with the prior practice of the Company, subject to compliance with the other provisions of this Section 7.01, and, in any event, with applicable Law.  The Stockholders shall report, on their respective personal income Tax Return(s), any income, gain, loss, deduction or other tax items for such periods in a manner consistent with the Schedule K-1s filed with such Pre-Closing Income Tax Returns.  Sellers’ Representative shall deliver to Buyer, for Buyer’s review and comment, each such Pre-Closing Income Tax Return at least forty-five (45) days prior to the due date of such Pre-Closing Income Tax Return.  Buyer shall provide written comments to the Sellers’ Representative within ten (10) days of receipt of such Pre-Closing Income Tax Return.  Sellers’ Representative shall take any such comments into account in good faith, but shall not be required to incorporate them into the Pre-Closing Income Tax Returns, except for any changes that Buyer may request in order to conform such Pre-Closing Income Tax Returns with applicable Law and the other provisions of this Section 7.01.  If the Buyer requests any such changes, then Sellers’ Representative and Buyer shall attempt to resolve such dispute through good-faith negotiation. If, within five (5) days of Buyer’s request for such changes, the parties are unable to resolve their dispute, then they shall submit such dispute to the Neutral Account for resolution in accordance with the procedures of Section 1.04.  The Pre-Closing Income Tax Returns shall be revised to take into account any such changes determined by the Neutral Accountant to be necessary to conform such Pre-Closing Income Tax Returns with applicable Law and the other provisions of this Section 7.01, following which, Buyer shall cause the Company to provide an officer of the Company to sign, and Sellers’ Representative shall file, each such Pre-Closing Income Tax Return.

(ii)                                  Buyer will prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns for the Company (other than Pre-Closing Income Tax Returns) which are due after the Closing Date for any Tax period beginning on or before the Closing Date (each such Tax Return, a “Pre-Closing Period Tax Return”). Each such Pre-Closing Period Tax Return shall be prepared in a manner consistent with the prior practice of the Company to the extent such practice is consistent with the other provisions of this Section 7.01 and, in any event, with applicable Law. Buyer shall submit each Pre-Closing Period Tax Return to the Sellers’ Representative for review and comment at least twenty (20) Business Days prior to the due date thereof, except where such twenty (20)-day period is not practical, in which case as soon as practical after the preparation of such Pre-Closing Period Tax Return.  Within ten (10) days of receiving a draft of such Pre-Closing Period Tax Return (except in the case of a Pre-Closing Period Tax Return where such ten (10)-day period is not practical, in which case as soon as practical after the receipt of such Pre-Closing Period Tax Return), the Sellers’ Representative shall provide written comments to Buyer.  If Buyer disagrees with the comments of Sellers’ Representative, then the parties shall attempt to resolve any dispute through good-faith negotiation and if, within seven (7) days, the parties are unable to resolve their dispute, then they shall submit such dispute to the Neutral Account for resolution in accordance with the procedures of Section 1.04.  In no event shall the provision of comments by the Sellers’ Representative prevent Buyer from timely filing any such Pre-Closing Period Tax Return and, in the event that the Neutral Accountant has not yet resolved any such dispute prior to the deadline for filing such Pre-Closing Period Tax Return (including any extensions), Buyer shall be entitled to file such Pre-Closing Period Tax Return as prepared by Buyer subject to amendment to reflect the determination of the Neutral Accountant.

(iii)                               The Sellers’ Representative shall pay to the Buyer at least ten (10) Business Days prior to the due date of any amount of any Tax reportable on a Pre-Closing Tax Period Return the amount of such Tax except to the extent that the Stockholders are not responsible for such Tax under Section 7.01(a)(ii) (i.e., to the extent such amount is taken into account in the Closing Indebtedness or in the Net Working Capital as of the Closing and, thus is accounted for in the Purchase Price).

(d)                                 Cooperation on Tax Matters.  Each party hereto will, and shall cause its Subsidiaries and Affiliates to, provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, determining a Liability for Taxes or in conducting any audit or other Tax Proceeding.  Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, which any such party may possess.  The Stockholders shall turn over to Buyer all Tax Returns, schedules and work papers, and all material records and other documents in their possession, relating to Taxes of the Company.  The Company agrees that, before discarding or destroying any books and records relating to Taxes of the Company for any Pre-Closing Tax Period with respect to which the statute of limitations on assessment has not expired under applicable Law (giving effect to all extensions and waivers), Buyer shall offer to give such books and records to Sellers’ Representative.

(e)                                  Tax Sharing Agreements.  All Tax sharing agreements or similar agreements and powers of attorney with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(f)                                   Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any Taxes on or measured by income or gain) shall be paid 50% by the Buyer and 50% by the Stockholders when due.

(g)                                  Preservation of S Election.  Neither the Company nor any Stockholders will revoke the Company’s election to be taxed as an S corporation within the meaning of Sections 1361 and 1362 of the Code.  Neither the Company nor any Stockholders will take or allow any action that would result in the termination of the Company’s status as a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code.

(h)                                 Exchanged Equity.  Each Stockholder acknowledges and agrees that the Buyer’s purchase of the Shares is a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code, in connection with which the Stockholders will recognize the entire amount of gain or loss realized on the sale of Shares for the Purchase Price (including the Exchanged Equity).  Without limiting the foregoing, each Stockholder and Buyer acknowledges that the Buyer’s issuance of Exchanged Equity for some of the Shares will qualify neither as (i) a transaction governed by Section 351 of the Code (because the Stockholders will not “control” the Buyer as required by Section 368(c) of the Code) nor (ii) as a “reorganization” within the meaning of Section 368 of the Code.

(i)                                     Section 338(h)(10) Election.

(i)                                     The Stockholders shall join with Buyer in the making of a timely election under Section 338(h)(10) of the Code and any and all similar provisions of state Law with respect to the purchase and sale of the Shares (the “Section 338(h)(10) Election”).  In accordance with this Section 7.01(i), the Stockholders shall execute and deliver to Buyer at Closing for Buyer subsequently to file such forms as are necessary to make the Section 338(h)(10) Election.

(ii)                                  As a condition precedent to Buyer and Stockholders making the Section 338(h)(10) Election (which Buyer shall cause to be filed after the Closing), Buyer shall pay to the Sellers’ Representative (for disbursement to the Stockholders), in cash, the amount of additional consideration necessary to cause the Stockholders’ after Tax net proceeds from the sale of the Shares with the Section 338(h)(10) Election to be equal to the after Tax proceeds that the Stockholders would have received had the Section 338(h)(10) Election not been made (the “Tax Gross Up Amount”), determined in accordance with the methodology used to prepare the attached Exhibit F (the “Gross-Up Schedule”), but based on the Purchase Price Allocation Schedule.  In computing the Tax Gross Up Amount, the Stockholders shall use the Tax rates shown on the Gross-Up Schedule, and the Stockholders’ other items of income, deduction, gain, loss or credits shall be ignored.  The amount of the initial Tax Gross Up Amount (which based on the Purchase Price Allocation Schedule is $37,512) shall be paid to the Stockholders as part of the Closing Cash Purchase Price in accordance with Section 1.02.  Any adjusted Tax Gross-Up Amount shall be determined and paid as part of the Final Closing Cash Purchase Price in accordance with Section 1.04.  Notwithstanding the foregoing, if the state of New Jersey does not affirmatively accept the status of the Company as an S-corporation under New Jersey law by December 31, 2014, then the Stockholders will reimburse the Buyer the amount of the Tax Gross Up Amount that relates to New Jersey, as reflected in the Gross-Up Schedule.  The Tax Gross Up Amount shall not exceed One Hundred Thousand Dollars ($100,000) (the “Tax Gross Up Cap”).

(iii)                               Through Sellers’ Representative, the Stockholders shall prepare, execute and deliver to Buyer, such documents and forms, and provide Buyer with such information, as Buyer may reasonably request or as may be required by applicable Law to make an effective Section 338(h)(10) Election, including without limitation, IRS Form 8023 and (together with any schedules or attachments thereto) or any successor form required pursuant to applicable Treasury Regulations and any applicable state form.  Without limiting the generality of the foregoing, each Stockholder will furnish to Buyer, prior to Closing or at any time thereafter as requested by the Buyer, such Stockholder’s social security or Tax identification number and any other information requested by Buyer required to prepare IRS Form 8023 (and, as applicable, analogous forms required under state or local Tax law) and will, at the Closing or at any time thereafter as requested by Buyer, execute any IRS Form 8023 (and any such analogous forms) prepared by Buyer and deliver such IRS Form 8023 (and any such analogous forms) to Buyer for filing. Following the Closing, the Stockholders will take any and all other actions, and execute and deliver to Buyer any and all forms and documents, that Buyer may reasonably determine to be necessary or appropriate to give full effect to the Section 338(h)(10) Election for federal, state, local and foreign Tax purposes to the fullest extent permitted by Law.

(iv)                              The Purchase Price, liabilities of the Company and other relevant items (including, for example and without limitation, any adjustments or additions to the Purchase Price pursuant to Sections 1.04, 1.05 or 7.02 of this Agreement) shall be allocated among the Company’s assets deemed to have been acquired pursuant to the Section 338(h)(10) Election in accordance with the purchase price allocation schedule (“Purchase Price Allocation Schedule”), attached hereto as Exhibit G.  Buyer shall revise the Purchase Price Allocation Schedule to reflect (i) the Final Closing Cash Purchase Price and (ii) any post-Closing payment made pursuant to, or in connection with, this Agreement and notify Sellers’ Representative in writing of such revision.  To the extent permitted by the Code, the Treasury Regulations thereunder, or other applicable Tax law, any adjustments to the Purchase Price shall be allocated, to the extent possible, to the classes of assets that were the subject of the adjustments to the Purchase Price, and to the extent that such adjustments do not relate to any specific asset classification, shall be allocated to goodwill.  The Purchase Price Allocation Schedule will be binding on all of the parties to this Agreement, and the parties agree to act (and cause their respective Affiliates to act) in accordance with the Purchase Price Allocation Schedule in the preparation, filing and audit of any Tax Return, including IRS Form 8883, IRS Form 8594 and any equivalent state form, and not to take (or permit any of their Affiliates to take) any Tax position inconsistent with the Purchase Price Allocation Schedule.

(v)                                 Buyer and Stockholders agree that they shall file (and shall cause the Company to file with respect to its Tax Returns for its Tax period ending on the Closing Date) all federal, state, local and foreign Tax Returns, including IRS Forms 8023, 8594 and 8883 and any applicable state forms, consistent with the effectiveness of the Section 338(h)(10) Election and with the Purchase Price Allocation Schedule.  Buyer and Stockholders agree that they shall not take (and Buyer shall not permit the Company to take) any action that would be inconsistent with or would prejudice the Section 338(h)(10) Election or the Purchase Price Allocation Schedule.

(j)                                    Tax Proceedings.

(i)                                     Notwithstanding anything to the contrary in Section 8.05 of this Agreement, Section 7.01(j) shall apply to Third Party Claims relating to Taxes.

(ii)                                  After the Closing, Buyer shall promptly notify the Sellers’ Representative in writing of any Tax assessment or the commencement of any Tax audit, examination, or proceeding proposed by any Taxing Authority relating to Taxes or Tax Returns of the Company for a Pre-Closing Tax Period or a Straddle Period (a “Tax Proceeding”) which, if determined adversely to the taxpayer or after the lapse of time, could reasonably be expected to give rise to an indemnification liability of the Stockholders under Article VII or Article VIII or to a Tax liability of the Stockholders; provided, however, that Buyer’s failure to so notify Sellers’ Representative shall not relieve Stockholders of any liability for any Taxes resulting from such Tax Proceeding except to the extent that the such failure materially impairs the ability of Sellers’ Representative to contest such Taxes.

(iii)                               Before the Closing, the Sellers’ Representative shall promptly notify Buyer in writing of any Tax Proceeding relating to the Company. The Sellers’ Representative will provide Buyer with copies of all written communications between the Taxing Authority and Sellers’ Representative concerning such Tax Proceeding promptly upon receipt or dispatch of the same.

(iv)                              Notices required to be given by or to Buyer, the Stockholders or the Sellers’ Representative shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability.

(v)                                 In the case of a Tax Proceeding that relates to any Pre-Closing Tax Period or Straddle Period for which Tax indemnity may be sought from the Stockholders pursuant to this Agreement or which could result in a Tax liability for the Stockholders, the Sellers’ Representative shall have the right to control the conduct of such Tax Proceeding, at his sole cost and expense, provided, however, that Sellers’ Representative shall not have the right to control any Tax Proceeding for a Straddle Period (and Buyer shall control such Tax Proceeding) if Buyer reasonably determines that, in the event of an adverse resolution of such Tax Proceeding, the amount of any increase in Tax for the portion of such Straddle Period ending on the Closing Date is likely to be less than any increase in Tax for the portion of such Straddle Period beginning after the Closing Date.

(vi)                              If any Tax Proceeding results in an adjustment to the Purchase Price Allocation, then the Buyer shall pay to Sellers’ Representative in immediately available funds an amount equal to the excess, if any, of (A) the Tax Gross Up Amount calculated based on the Purchase Price Allocation Schedule as so adjusted and (B) the Tax Gross Up Amount as originally determined.  Such payment by Buyer shall be due no later than ten (10) days after Sellers’ Representative provides to Buyer a copy of (X) the final written decision of the Taxing Authority, (Y) proof of payment of a Tax deficiency by the Stockholders and (Z) a revised Tax Gross Up Amount calculation.

(vii)                           Whichever of Sellers’ Representative and Buyer controls a Tax Proceeding shall (1) keep the other of them fully apprised of the status of, and all developments in (including all communications with the relevant taxing authority concerning), such Tax Proceeding, and (2) shall afford the other of them full opportunity to participate (at such other’s own expense) in the conduct of such Tax Proceeding, including, without limitation, the right to participate in conferences with the taxing authority and submit pertinent supporting material.  Neither the Sellers’ Representative nor the Buyer shall settle or compromise any Tax Proceeding for any Pre-Closing Tax Period or Straddle Period without prior written consent of the other of them, which consent shall not be unreasonably delayed, conditioned or withheld.

(k)                                 Refunds and Tax Benefits.  To the extent that any Tax of the Company for a Pre-Closing Tax Period is refunded to the Buyer or the Company in cash, or is credited against Tax which would otherwise be due in cash from the Buyer or the Company, such refund or credit shall be for the account of Stockholders.  Buyer shall pay over to Sellers’ Representative the amount of any such refund or credit within fifteen (15) days after the refund is actually received in cash or the Tax against which the credit is applied would otherwise be due.  Any contrary provision of this Section 7.01(k) notwithstanding, the amount of any such refund or credit which is required to be paid to Sellers’ Representative (i) shall be reduced by the amount of any Taxes on such refund and any reasonable out-of-pocket expenses that the Buyer, the Company or any of their respective Subsidiaries or Affiliates incur (or will incur) with respect to such refund or credit, and (ii) shall not include any refund or credit (which shall be for the benefit of the Buyer, the Company or their respective Subsidiaries or Affiliates) that (A) results from the carrying back of any net operating loss, non-capital loss or other Tax attribute or Tax credit incurred in any Tax period other than a Pre-Closing Tax Period; (B) results from an adjustment in Tax for a Pre-Closing Tax Period that results in an increase in Tax for any period which is not a Pre-Closing Tax Period; or (C) is included in the computation of Closing Indebtedness or final Net Working Capital.  To the extent a refund that gave rise to a payment hereunder is subsequently disallowed, or otherwise reduced, Stockholders will be responsible (in the proportions that the refund had been distributed to them pursuant to the first sentence of this Section 7.01(k)) to refund to Buyer the amount of Taxes that Buyer, the Company or any of their Affiliates incurs as a result of such disallowance, reduction, or loss.

(l)                                     Option Cancellation Amount.  Any and all Tax benefit arising from deductions attributable to the payment of the Option Cancellation Amount provided in Section 1.03 realized by the Company shall be for the account of the Stockholders. Accordingly, Tax deductions attributable to the payment of the Option Cancellation Amount shall be reported as deductions of the Company occurring on or before the Closing Date on any Tax Return filed after the Closing Date, unless otherwise required by Law.  For the sake of clarity, the deductibility of payments attributable to the Option Cancellation Amount shall not be subject to review by the Neutral Accountant under Section 7.01(c)(i).

7.02                        Treatment of Indemnification Payments.

Each party will treat all payments made pursuant to this ARTICLE VII as adjustments to the Purchase Price for all purposes.

7.03                        Other Rights and Remedies Not Affected.

The indemnification rights under this ARTICLE VII are independent of and in addition to such rights and remedies as the parties may have at Law or in equity or otherwise for any misrepresentation, breach of warranty, or failure to fulfill any agreement or covenant contained in this Agreement on the party of any party hereto, including, without limitation, the right to seek specific performance, recession or restitution, none of which rights or remedies shall be affected or diminished hereby.

7.04                        Overlap.

To the extent that any obligation or responsibility pursuant to ARTICLE VIII may overlap with an obligation or responsibility pursuant to this ARTICLE VII, the provisions of this ARTICLE VII shall govern.

ARTICLE VIII.
INDEMNIFICATION

8.01                        Survival.

All representations, warranties, covenants, and other agreements contained in this Agreement, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement, shall survive the Closing as follows:

(a)                                 All Fundamental Representations, covenants, and other agreements shall not terminate and will survive the Closing indefinitely.

(b)                                 All Extended Exposure Representations shall survive the Closing until 60 days after the expiration of the applicable statute of limitations period associated with such Liabilities in question (after giving effect to any waivers and extensions thereof).

(c)                                  All Standard Representations shall survive the Closing until 12 months following the Closing.

8.02                        Indemnification by the Stockholders.

(a)                                 Each Stockholder shall, jointly and severally, indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse Buyer, the Company, and each of their respective Affiliates, Subsidiaries, Related Persons, employees, agents, representatives, successors and assigns (the “Buyer Indemnitees”) for, any and all Losses based upon, resulting from or arising out of:

(i)                                     the breach of any representation or warranty by any Stockholder or the Company contained in this Agreement (other than those set forth in ARTICLE III), any Schedule, the Company’s Secretary Certificate, as of the Closing Date;

(ii)                                  any breach of any covenant or other agreement by any Stockholder or the Company contained in this Agreement or any Schedule;

(iii)                               any Sellers’ Expenses and any Indebtedness, in each case to the extent not included in the calculation of the Final Closing Cash Purchase Price; and

(iv)                              all matters disclosed on Schedule 8.02(a)(iv);

provided that (A) this Section 8.02 shall not apply with respect to any Loss relating to Taxes to the extent that indemnification payments for such Loss have been made pursuant to Section 7.01, and (B) for purposes of this Section 8.02, the representations and warranties contained in this Agreement, any Schedule, or the Company’s Secretary Certificate shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)                                 Each Stockholder is solely responsible for and shall indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred the Buyer Indemnitees for, any and all Losses resulting from, arising out of, or incurred by any Buyer Indemnitees in connection with, or otherwise relating to the breach by such Stockholder of any representation or warranty by such Stockholder contained in ARTICLE III of this Agreement as of the Closing Date.

(c)                                  The Stockholders shall not be liable for any Loss or Losses pursuant to Section 8.02(a)(i) or 8.02(b) (“Buyer Warranty Losses”) (other than with respect to Fundamental Representations and Extended Exposure Representations) (i) unless and until the aggregate amount of all Buyer Warranty Losses incurred by the Buyer Indemnitees exceeds $300,000 (the “Basket”), in which case the Stockholders, as applicable, shall be liable for all Buyer Warranty Losses in excess of the Basket, and (ii) to the extent that Buyer Warranty Losses exceed $7,000,000 (the “Cap”) in the aggregate.  The Stockholders shall not be liable for any Buyer Warranty Losses with respect to Extended Exposure Representations (other than representations and warranties set forth in Sections 4.16 and 4.17, which will be subject to the Cap) and Fundamental Representations to the extent that such Buyer Warranty Losses exceed the Purchase Price.  For the avoidance of doubt, the amount of all Losses paid by the Stockholders pursuant to this ARTICLE VIII shall be taken into account in determining whether each of the foregoing liability limits has been met.  For example, if the Stockholders pay $500,000 in respect of a claim for breach of the representations and warranties set forth in Section 4.16 and 4.17, then the limit on the Stockholder’s liability hereunder for breaches of other Extended Exposure Representations and Fundamental Representations will be the difference between the Purchase

Price and $500,000, subject to the immediately following sentence.  Nothing contained in this Section 8.02(c) shall be deemed to limit or restrict in any manner any rights or remedies which Buyer has, or might have, at Law, in equity or otherwise, based on fraud, intentional misrepresentation, or any Losses pursuant to Sections 7.01, 8.02(a)(ii), 8.02(a)(iii) or 8.02(a)(iv).

(d)                                 The parties acknowledge and agree that the Stockholders’ aggregate liability to the Buyer Indemnitees in respect of Buyer Warranty Losses based upon, resulting from or arising out of breaches of the representations and warranties set forth in Sections 4.16 and 4.17  and any other representations and warranties set forth in this Agreement relating to or concerning compliance with healthcare Laws (including, without limitation, any representations and warranties set forth in Section 4.19 that could be construed as relating to or concerning compliance with healthcare Laws) shall be limited to an amount equal to the Cap.

8.03                        Indemnification by Buyer.

(a)                                 Buyer shall indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse each Stockholder, its Affiliates, and their respective Related Persons, employees, agents, representatives, successors and assigns (the “Seller Indemnitees”) for, any and all Losses based upon, resulting from or arising out of:

(i)                                     the breach of any representation or warranty by Buyer contained in this Agreement, any Schedule, or the Buyer’s Secretary Certificate, as of the Closing Date; and

(ii)                                  any breach of any covenant or other agreement by Buyer contained in this Agreement or any Schedule;

provided that for purposes of this Section 8.03, the representations and warranties contained in this Agreement, any Schedule, or the Buyer’s Secretary Certificate shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)                                 Buyer shall not be liable for any Loss or Losses pursuant to Section 8.03(a)(i) (“Seller Warranty Losses”) (other than with respect to Fundamental Representations) (i) unless and until the aggregate amount of all Seller Warranty Losses incurred by the Seller Indemnitees exceeds the Basket, in which case Buyer shall be liable for all Seller Warranty Losses, and (ii) to the extent that Seller Warranty Losses exceed the Cap in the aggregate.  Buyer shall not be liable for any Seller Warranty Losses with respect to Fundamental Representations to the extent that such Seller Warranty Losses exceed the Purchase Price. Nothing contained in this Section 8.03 shall be deemed to limit or restrict in any manner any rights or remedies which any Stockholder has, or might have, at Law, in equity or otherwise, based on fraud, intentional misrepresentation, or any Losses pursuant to Section 8.03(a)(ii).

8.04                        Time Limitations.

(a)                                 The Stockholders shall have liability under Section 8.02 with respect to a breach of an Extended Exposure Representation or a Standard Representation, as the case may be, only if the Buyer Indemnitee notifies Sellers’ Representative of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Buyer Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 8.01 that relates to the alleged breached representation or warranty in question.

(b)                                 Buyer shall have liability under Section 8.03 with respect to a breach of a Standard Representation only if the Seller Indemnitee notifies Buyer of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Seller Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 8.01 that relates to the alleged breached representation or warranty in question.

8.05                        Indemnification Procedures for Third Party Claims.

(a)                                 In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of this ARTICLE VIII (“Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing (“Notice of Claim”) of such Third Party Claim.  Failure or delay in notifying the Indemnitor will not relieve the Indemnitor of any liability it may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to the Indemnitor with respect to such Third Party Claim.  The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such Third Party Claim.  Notwithstanding the foregoing, in the case of any claim for indemnification hereunder by or against a Stockholder, Sellers’ Representative shall act on behalf of such Stockholders for the purposes of this Section 8.05 and any actions taken (or not taken) by Sellers’ Representative on behalf of any such Stockholder shall be binding on such Stockholder as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Stockholder under this Section 8.05 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Stockholder.

(b)                                 Subject to the further provisions of this Section 8.05, the Indemnitor will have twenty (20) days (or less if the nature of the Third Party Claim requires) from the date on which the Indemnitor received the Notice of Claim to notify the Indemnitee that the Indemnitor will assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnitee) and at its sole cost and expense (a “Third Party Defense”).  The Indemnitor will reasonably cooperate with the Indemnitor during such twenty (20) day period (including providing such information and documents relating to such Third Party Claim as the Indemnitor may reasonably request) as Indemnitor determines whether it wishes to assume such Third Party Claim.  If the Indemnitor assumes the Third Party Defense in accordance with the preceding sentence, the Indemnitor shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and shall hold the Indemnitee harmless from and against the full amount of any Losses resulting therefrom (subject to the terms and conditions of this Agreement, including the limitations set forth herein).  Any Indemnitee shall have the right to employ separate counsel in any such Third Party Defense and to participate therein, but the fees and expenses of such counsel shall not be at the expense of the Indemnitor unless (A) the Indemnitor shall have failed, within the time after having been notified by the Indemnitee of the existence of the Third Party Claim as provided in the first sentence of this paragraph (b), to assume the defense of such Third Party Claim, or (B) the employment of such counsel has been specifically authorized in writing by the Indemnitor, which authorization shall not be unreasonably withheld.

(c)                                  The Indemnitor will not be entitled to assume the Third Party Defense if:

(i)                                     the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages);

(ii)                                  the Third Party Claim relates to or arises in connection with any criminal Proceeding, Action, indictment, allegation or investigation;

(iii)                               the Third Party Claim relates to or arises in connection with any Action relating to Environmental Requirements;

(iv)                              under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnitee and the Indemnitor in respect of the Third Party Claim;

(v)                                 the Third Party Claim involves a material customer or supplier of the Company;

(vi)                              the Indemnitor has failed or is failing to vigorously prosecute or defend such Third Party Claim; or

(vii)                           the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to prosecute the Third Party Defense and provide indemnification in accordance with the provisions of this Agreement.

(d)                                 If by reason of a Third Party Claim in respect of which the Indemnitor is liable for any indemnification hereunder, a Lien, attachment, garnishment or execution is placed upon any of the property or assets of the Indemnitee, the Indemnitor, if it desires to exercise its right to assume such Third Party Defense, must furnish a satisfactory indemnity bond to obtain the prompt release of such Lien, attachment, garnishment or execution.

(e)                                  If the Indemnitor assumes a Third Party Defense, it will take all steps necessary in the vigorous defense, prosecution, or settlement of such claim or litigation and will hold all Indemnitees harmless from and against all Losses caused by or arising out of such Third Party Claim for which the Indemnitor is liable pursuant to the terms and conditions of this ARTICLE VIII, subject to the terms and conditions of this Agreement and the limitations set forth herein.  The Indemnitor will not consent to the entry of any judgment or enter into any settlement on behalf of the Indemnitee unless the Indemnitor has first acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and has agreed to hold the Indemnitee harmless from and against the full amount of Losses resulting therefrom (subject to the terms and conditions of this Agreement, including the limitations set forth herein).  Further, the Indemnitor will not consent to the entry of any judgment or enter into any settlement on behalf of the Indemnitee except with the written consent of the Indemnitee; provided, that the consent of the Indemnitee shall not be required if all of the following conditions are met: (i) the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnitees by the third party of a release of the Indemnitees from all liability in respect of such Third Party Claim, (ii) there is no finding or admission of (A) any violation of Law by the Indemnitees (or any Affiliate thereof), (B) any violation of the rights of any Person, and (C) no effect on any other Action or claims of a similar nature that may be made against the Indemnitees (or any Affiliate thereof), and (iii) the sole form of relief is monetary damages which are paid in full by the Indemnitor.  The Indemnitor shall conduct the defense of the Third Party Claim actively and diligently, and the Indemnitee will provide reasonable cooperation in the defense of the Third Party Claim.  So long as the Indemnitor is reasonably conducting the Third Party Defense in good faith, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor (not to be unreasonably withheld or delayed).  Notwithstanding the foregoing, the Indemnitee shall have the right to pay or settle any such Third Party Claim; provided, that in such event it shall waive any right to indemnity therefor by the Indemnitor for such claim unless the Indemnitor shall have consented to such payment or settlement (such consent not to be unreasonably withheld or delayed).  If the Indemnitor is not reasonably conducting the Third Party Defense in good faith, the Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor and the Indemnitor shall reimburse the Indemnitee promptly for all Losses incurred in connection with such judgment or settlement, subject to the terms and conditions of this Agreement and the limitations set forth herein.

(f)                                   In the event that (i) an Indemnitee gives Notice of Claim to the Indemnitor and the Indemnitor fails or elects not to assume a Third Party Defense which the Indemnitor had the right to assume under this Section 8.05, or (ii) the Indemnitor is not entitled to assume the Third Party Defense pursuant to this Section 8.05, the Indemnitee shall have the right, with counsel of its choice, to defend, conduct and control the Third Party Defense, at the sole cost and expense of the Indemnitor, subject to the terms and conditions of this Agreement and the limitations set forth herein.  In each case, the Indemnitee shall conduct the Third Party Defense actively and diligently, and the Indemnitor will provide reasonable cooperation in the Third Party Defense.  The Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim on such terms as it may deem appropriate.  Notwithstanding any provision to the contrary, in connection with any Third Party Claim, the Indemnitor hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third-Party Claim is brought against any Indemnitee for purposes of any claim that the Indemnitee may have under this ARTICLE VIII with respect to such Action or the matters alleged therein and agrees that process may be served on the Indemnitor with respect to such a claim anywhere in the world.  If the Indemnitor does not elect to assume a Third Party Defense which it has the right to assume hereunder, the Indemnitee shall have no obligation to do so.

(g)                                  Each party to this Agreement shall use its reasonable best efforts to cooperate and to cause its employees to cooperate with and assist the Indemnitee or the Indemnitor, as the case may be, in connection with any Third Party Defense, including attending conferences, discovery proceedings, hearings, trials and appeals and furnishing records, information and testimony, as may reasonably be requested; provided that each party shall use its reasonable best efforts, in respect of any Third Party Claim of which it has assumed the defense, to preserve the confidentiality of all Confidential Information and the attorney-client and work-product privileges.

8.06                        Indemnification Procedures for Non-Third Party Claims.

In the event of a claim that does not involve a Third Party Claim being asserted against it, the Indemnitee shall send a Notice of Claim to the Indemnitor.  The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim.  The Indemnitor will have 30 days from receipt of such Notice of Claim to dispute the claim and will reasonably cooperate and assist the Indemnitee in determining the validity of the claim for indemnity.  During such 30-day period, the Indemnitee shall allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any amount is payable in respect of the claim and the Indemnitee shall provide such information with respect thereto, as the Indemnitor or any of its professional advisors may reasonably request.  If the Indemnitor does not give written notice to the Indemnitee that it disputes such claim within 30 days after its receipt of the Notice of Claim, the claim specified in such Notice of Claim will be conclusively deemed a Loss subject to indemnification hereunder.  Notwithstanding the foregoing, in the case of any Stockholder, Sellers’ Representative shall act on behalf of such Stockholders for the purposes of this Section 8.06 and any actions taken (or not taken) by Sellers’ Representative on behalf of any such Stockholder shall be binding on such Stockholder as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Stockholder under this Section 8.06 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Stockholder.

8.07                        Contingent Claims.

Nothing herein shall be deemed to prevent an Indemnitee from making a claim hereunder for potential or contingent claims or demands; provided that the Notice of Claim sets forth the specific basis for any such contingent claim to the extent then feasible and the Indemnitee has reasonable grounds to believe that such a claim may be made.

8.08                        Effect of Investigation; Waiver.

(a)                                 An Indemnitee’s right to indemnification, payment, reimbursement or other remedies based upon any representation, warranty, covenant or agreement of the Indemnitor will not be affected by any investigation (including any environmental investigation or assessment) conducted, any Knowledge acquired at any time (whether obtained prior to or after the Closing Date), or any waiver by the Indemnitee of any condition, with respect to the accuracy or inaccuracy of any representation or warranty of, or compliance with, such representation, warranty, covenant or agreement.  Such representations, warranties, covenants, and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee knew or should have known that any representation or warranty might be inaccurate or that the Indemnitor failed to comply with any agreement or covenant.  The representations and warranties and indemnification rights associated therewith are meant to allocate risk among the parties, and, therefore, any investigation by such party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.

(b)                                 Each Stockholder acknowledges and agrees that, upon and following the Closing, the Company shall not have any Liability or obligation to indemnify, save or hold harmless or otherwise pay, reimburse or make any Stockholder whole for or on account of any indemnification or other claims made by any Buyer Indemnitee hereunder.  No Stockholder will have a right of contribution, indemnification, claim under the Company’s organizational documents or otherwise, or any other form of remuneration against the Company in respect of such indemnification, except as provided in Section 6.06(c).

8.09                        Setoff Rights.

Upon notice to Sellers’ Representative specifying in reasonable detail the basis therefor, Buyer may set off any amount to which Buyer is entitled from any Stockholder, including any amounts that Buyer is owed under Sections 1.03 and this ARTICLE VIII or otherwise, against amounts otherwise payable by Buyer under any provision of this Agreement.  Neither the exercise of, nor the failure to exercise such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

8.10                        Treatment of Indemnification Payments.

Each party will treat all payments made pursuant to this ARTICLE VIII as adjustments to the Purchase Price for all purposes to the extent allowed by applicable Law.

8.11                        Exclusive Remedy.

Effective as of the Closing, in the absence of fraud, willful misconduct or intentional misrepresentation by the Company, the Stockholders or the Buyer, the parties agree that the sole remedy of the parties, except as provided in Section 1.04(c), Section 1.05(d)(ii), Section 6.04, Section 7.01(c), and Section 7.01(i), for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement and the transactions contemplated hereby are the indemnification obligations of the parties set forth in ARTICLE VII and this ARTICLE VIII; provided that, notwithstanding the foregoing, nothing set forth in ARTICLE VII and this ARTICLE VIII shall be deemed to prohibit any party’s right at any time to seek injunctive or equitable relief for the failure of any party to perform any covenant or agreement herein.

8.12                        Payment of Indemnification.

Notwithstanding anything to the contrary contained in this ARTICLE VIII, any indemnification obligations of the Stockholders to the Buyer Indemnitees must first be drawn from the Escrow Account.  Thereafter, the Stockholders will be jointly and severally liable or solely liable, as applicable, for all indemnification obligations to the Buyer Indemnitees pursuant to this Agreement, subject to the limitations contained herein.

8.13                        Mitigation.

Each Indemnitee shall take, and cause its Affiliates to take, commercially reasonable steps under the circumstances to mitigate any Losses.

8.14                        Calculation of Losses.

Payments by an Indemnitor pursuant to this ARTICLE VIII in respect of any Losses will be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds actually received by the Indemnitee in respect of any such claim, less (a) expenses, (b) increases in premiums and (c) amounts counted towards the Basket.  The Indemnitee will use its commercially reasonable efforts to recover under insurance policies for any such Losses, provided, however, that nothing shall require the Indemnitee to (i) pursue such insurance prior to seeking indemnification under this ARTICLE IX or (ii) commence litigation to recover proceeds under such insurance policies.

ARTICLE IX.
SELLERS’ REPRESENTATIVE

9.01                        Designation.

Ronald McFarlane (“Sellers’ Representative”) is hereby designated by each of the Stockholders to serve as the representative of the Stockholders with respect to the matters expressly set forth in this Agreement to be performed by Sellers’ Representative.

9.02                        Authority; Successor.

(a)                                 Authority.  Each of the Stockholders, by the execution of this Agreement, hereby irrevocably appoints Sellers’ Representative as the agent, proxy and attorney in fact for such Stockholder for all purposes of this Agreement (including the full power and authority on such Stockholder’s behalf) (i) to consummate the transactions contemplated herein, (ii) to disburse any funds received hereunder to such Stockholder and each other Stockholder, (iii) to endorse and deliver any certificates or instruments representing the Shares and execute such further instruments of assignment as Buyer shall reasonably request, (iv) to execute and deliver on behalf of such Stockholder any amendment or waiver hereto, (v) to take all other actions to be taken by or on behalf of such Stockholder in connection herewith, (vi) to agree upon the Estimated Closing Cash Purchase Price, (vii) to object on behalf on each of the Stockholders with respect to any disagreements or disputes relating to the Final Closing Cash Purchase Price, (viii) to give and receive all notices and communications to be given or received under this Agreement and the Escrow Agreement and to receive service of process in connection with any claims under this Agreement, including service of process in connection with any litigation, (ix) to act for such Stockholders with regard to matters pertaining to indemnification referred to herein or the Escrow Agreement, including, without limitation, the power to compromise on behalf such Stockholder of any claim made by such Stockholder, to bring, respond to, and transact matters of litigation, (x) to execute and deliver on behalf of each Stockholder all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents Sellers’ Representative deems appropriate in connection with responding to, compromising or settling any claims made by a Stockholder, (xi) to receive funds for, and cause the disbursement of funds from, the Escrow Account (as defined in the Escrow Agreement), and (xii) to do or refrain from doing each and every act and exercise any and all rights which such Stockholder or the Stockholders collectively are permitted or required to do or exercise under this Agreement.  Each of the Stockholders agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Sellers’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder.  All decisions and actions by Sellers’ Representative (to the extent authorized by this Agreement) shall be binding upon all of the Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same.  Each Stockholder agrees that Buyer shall be entitled to rely on any action taken by Sellers’ Representative, on behalf of such Stockholder, pursuant to this Section 9.02 (an “Authorized Action”), and that each Authorized Action shall be binding on each Stockholder as fully as if such Stockholder had taken such Authorized Action.  Sellers’ Representative shall not be liable to any Stockholder for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement.  Sellers’ Representative may consult with legal counsel, independent public accountants or other experts selected by him, her, or it and shall not be liable for any action taken or omitted to be taken in good faith by him in accordance with the advice of such counsel, accountants or experts.  By executing and delivering this Agreement, each Stockholder agrees that it shall indemnify (on a pro rata basis) and hold Sellers’ Representative harmless from any and all liability, loss, cost, damage or expense (including attorneys’ fees) reasonably incurred or suffered as a result of the performance of his, her, or its duties under this Agreement, except such that arises from the gross negligence or willful misconduct or fraud of Sellers’ Representative.

(b)                                 Successor.  Within 15 days after the death, incapacity or resignation of Sellers’ Representative, or his, her, or its successor as Sellers’ Representative, a majority-in-interest of the holders of the Shares immediately prior to the Closing shall appoint a successor Sellers’ Representative.

ARTICLE X.
DEFINITIONS

10.01                 Definitions.

For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, Proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Actual Gross Profit” has the meaning set forth in Section 1.05(c).

“Actual Revenue” has the meaning set forth in Section 1.05(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person.

“Aggregate Option Cancellation Amount” means the sum of all Option Cancellation Amounts.

“Agreement” has the meaning set forth in the preamble.

“AmerisourceBergen Deposit” has the meaning set forth in Section 1.04(g).

“Annual Gross Profit Target” has the meaning set forth in Section 1.05(c).

“Annual Revenue Target” has the meaning set forth in Section 1.05(c).

“Audited Financial Statements” has the meaning set forth in Section 4.05.

“Authorized Action” has the meaning set forth in Section 9.02(a).

“Basket” has the meaning set forth in Section 8.02(b).

“BCBSNC AR” has the meaning set forth in Section 1.04(f).

“BCBSNC Uncollected AR” has the meaning set forth in Section 1.04(f).

“Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program, nonqualified deferred compensation plan, severance or similar arrangement of any kind that applies to current or former employees or directors (or their spouses or dependent children) of the Company that the Company maintains, to which the Company contributes or has any obligation to contribute, or with respect to which the Company has any Liability or potential Liability.

“Business” means the business of (a) selling, marketing or providing infusion or injectable pharmacy and nursing services, including but not limited to specialty pharmacy services, selling, marketing or providing infused or injected healthcare products (per a valid patient-specific prescription) to patients, to be administered at the patient’s home or at an alternative clinical site, provision of clinical care management services for hemophilia, von Willebrand disease and related bleeding disorders, intravenous and subcutaneous immunoglobulin therapies (for primary immune and neurological conditions), and other miscellaneous therapies (b) providing training and education of patients and their caregivers and families through various methods, patient and family support, nursing, insurance processing and community support, (c) participating in and sponsoring community events and assisting in the development of relationships between the Company’s clients and community agencies that aid patients with specific illnesses, and (d) all other business conducted or presently proposed to be conducted by the Company as of the Closing.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Michigan are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Business” means the Business and (a) selling, marketing or provision of specialty and plasma-based drugs, infusion pumps and medically necessary ancillary administration supplies, home health nursing support (sub-contracted or otherwise) to patients or physicians, (b) providing drug therapy and clinical care management programs for clients and patients, (c) providing a patient care system to coordinate and track patient compliance outcomes and safety, (d) providing assistance to patients in navigating benefit programs and third-party financial assistance to address coverage deficiencies, (e) providing educational training and consulting to physicians, patients, pharmacists, payors and pharmaceutical companies on topics unique to the specialty pharmacy industry, and (f) providing clinical and administrative support services to hospitals and health systems.

“Buyer Financial Statements” has the meaning set forth in Section 5.05.

“Buyer Indemnitees” has the meaning set forth in Section 8.02(a).

“Buyer Interim Financial Statements” has the meaning set forth in Section 5.05.

“Buyer Exchange Documents” has the meaning set forth in Section 2.02(a)(iv).

“Buyer Warranty Losses” has the meaning set forth in Section 8.02(b).

“Buyer’s Secretary Certificate” has the meaning set forth in Section 2.02(a)(iv).

“Calculation Period” has the meaning set forth in Section 1.05(c).

“Cap” has the meaning set forth in Section 8.02(b).

“Cash on Hand Adjustment Amount” means an amount, if any, equal to all unrestricted cash on hand of the Company as of immediately prior to the Closing.

“Change in Control of Buyer” means the sale of all or substantially all of the assets of Buyer and its subsidiaries or a sale of 51% or more of the voting power or equity interests of Buyer, whether by merger, consolidation or otherwise. Notwithstanding the foregoing, an initial public offering of the equity interests of Buyer shall not constitute a Change in Control of Buyer.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Indebtedness” means the sum of all Indebtedness of the Company as of immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 1.04(a).

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company’s Secretary Certificate” has the meaning set forth in Section 2.02(b)(xiii).

“Compliance Program” has the meaning set forth in Section 4.17(a).

“Confidential Information”  means any information that has value to the Company and is not generally known to its competitors, including client lists and information, design details, technical information and specifications, marketing techniques, plans and procedures, instruction manuals, know-how, trade secrets, information concerning market conditions, marketing and business information generally, scientific information, financial information, price policies and other material of whatever description regarding the products, services, affairs, businesses or method of carrying on business of the Company. Confidential Information does not include any information that becomes generally available to the public other than as a result of a breach by a party of this Agreement.

“Contingent Payment” has the meaning set forth in Section 1.05.

“Contingent Payment Pro Rata Share” has the meaning set forth in Schedule 1.05(e).

“Contingent Payment Statement” has the meaning set forth in Section 1.05(d)(i).

“Contract” means any oral or written agreement, instrument, license, document, lease, employee benefit or welfare plan or other business or commercial arrangement or commitment (in each case, including any extension, renewal, amendment or other modification thereof) to which such Person is a party or by which such Person is bound.

“COTS License” means computer software programs licensed to the Company on generally commercially available terms for less than $20,000.

“CPS Review Period” has the meaning set forth in Section 1.05.

“Dispute Notice” has the meaning set forth in Section 1.04(a).

“Employee Pension Benefit Plan” means any “employee pension benefit plan” as such term is defined in ERISA Section 3(2).

“Employee Welfare Benefit Plan” means any “employee welfare benefit plan” as such term is defined in ERISA Section 3(1).

“Employment Agreement” has the meaning set forth in Section 2.02(b)(v).

“Environmental Requirements” means all Laws and all obligations under any Governmental Order concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of Hazardous Substances, each as amended and as now in effect.

“Environmental Lien” means any Lien, either recorded or unrecorded, in favor of any Governmental Entity and relating to any Liability arising under Environmental Requirements.

“Environmental Permits” is defined in Section 4.21(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” with the Company pursuant to Section 4001(a)(14) of ERISA.

“Escrow Account” has the meaning provided in the Escrow Agreement.

“Escrow Agent” has the meaning set forth in Section 2.02(a)(i).

“Escrow Agreement” has the meaning set forth in Section 2.02(a)(i).

“Escrow Amount” has the meaning set forth in Section 2.02(a)(i).

“Estimated Closing Cash Purchase Price” has the meaning set forth in Section 1.02(b).

“Exchange Act” means the Securities Exchange Act of 1934, as the same may be amended.

“Exchanged Equity” has the meaning set forth in Section 1.02(a).

“Extended Exposure Representations” means those representations and warranties set forth in Sections 4.08 (Tax Matters), 4.15 (Employee Benefits Plans), 4.16 (Medicare and Medicaid Participation), 4.17 (Regulatory Compliance), 4.19 (Compliance with Laws) and 4.20 (Environmental Matters).

“Final Closing Cash Purchase Price” has the meaning set forth in Section 1.04(a).

“Financial Statements” has the meaning set forth in Section 4.05.

“First Calculation Period” has the meaning set forth in Section 1.05(c).

“Fundamental Representations” means those representations and warranties set forth in Sections 3.01 (Organization and Authority), 3.02 (Absence of Conflicts) 3.03 (Ownership of the Shares), 3.04 (Stockholders’ Broker), 4.01 (Organization and Authority), 4.02 (Authorization), 4.03 (Capitalization; Subsidiaries), 4.04 (Absence of Conflicts), 4.20 (Affiliate Transactions), 4.22(a) (Tangible Assets; Title), 4.34 (Company Broker), 5.01 (Organization and Power), 5.02 (Authorization), 5.03 (Absence of Conflicts) and 5.04 (Buyer’s Broker).

“GAAP” means United Stated generally accepted accounting principles, consistently applied.

“Governmental Entity” means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing (whether now or hereafter constituted and/or existing) and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Government Programs” has the meaning set forth in Section 4.16(a).

“Hazardous Substances” means any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, or any other substance which is or may be harmful to human health or the environment or which is regulated, limited or prohibited under any Environmental Requirement.

“Headquarters Property” has the meaning set forth in Section 2.02(a)(vii).

“Headquarters Property Lease” has the meaning set forth in Section 2.02(a)(vii).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. Law 104-191), as amended from time to time.

“HITECH” means the Health Information Technology for Economic Clinical Health Act, Division A, Title XIII § 1301 et. seq. of the American Recovery and Reinvestment Act of 2009, as amended from time to time.

“Indebtedness” of any Person, means, without duplication, the sum of (i) all obligations of such Person for borrowed money and any accrued interest, prepayment premiums, or other obligations related thereto (other than trade accounts payable), (ii) all obligations of such Person for evidenced by bonds, debentures, notes, or similar instruments, (iii) all obligations of such Person under conditional sale or title retention agreements relating to any property or assets purchased by such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price for property or services (other than trade accounts payable), including, without limitation, any earn-out or similar payment obligations, (v) all obligations of such Person as lessee under any capital leases, (vi) all obligations of such Person under any interest rate swap agreements or interest rate hedge agreements, (vii) obligations, whether contingent or liquidated, in respect of letters of credit (including standby and commercial), bankers’ and similar instruments, (viii) all obligations secured by a Lien on any assets of the Company (other than Permitted Liens), (ix) all negative cash or overdraft balances, (x) all unpaid Taxes of such Person for all pre-Closing Tax Periods, (xi) any interest, principal, prepayment penalty, fees, or expenses of such Person relating to any of the foregoing, and (xiii) any obligation of such Person, contingent or otherwise, guaranteeing or having the economic effect of guaranteeing any of the foregoing.

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Interim Financial Statements” has the meaning set forth in Section 4.05.

“Knowledge of the Buyer” means the knowledge of Phil Hagerman and Jeff Rowe as to the existence of any fact, circumstance or condition that would make the relevant statement untrue, in each case obtained or obtainable after reasonable inquiry under the circumstances

“Knowledge of the Company” or “to the Company’s Knowledge” or a similar phrase means the knowledge of Ronald McFarlane, Nancy McFarlane, Mark Poteet, Tom Wells (but only to the extent of his areas of responsibility for the Company, which include billing and collections (reimbursements), purchasing (vendor contracts), IT supervision and payer contract management) and Andrew Clark (collectively, the “Company Knowledge Group”) as to the existence of any fact, circumstance or condition that would make the relevant statement untrue, in each case obtained or obtainable after reasonable inquiry under the circumstances.

“Knowledge of the Stockholders” or “to the Stockholders’ Knowledge” or a similar phrase means the knowledge of each Stockholder as to the existence of any fact, circumstance or condition that would make the relevant statement untrue, in each case obtained or obtainable after reasonable inquiry under the circumstances.

“Law” means all federal, state, local and foreign laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

“Law Firm” has the meaning set forth in Section 11.16.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, building, structures, improvements, fixtures or other interest in real property held by the Company.

“Leases” means all real property leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Company is a party, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any charge, claim, community or other marital property interest, condition, equitable interest, lien (whether voluntary, involuntary, statutory, or other), option, pledge, hypothecation, preference, priority, security interest, mortgage, right of way, easement, encroachment, servitude, conditional sale or other title retention arrangement, security or other deposits, right of first option, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Losses” means any (i) damage (except to the extent provided in the next sentence), including those that consist of or constitute any loss, Liability, obligation, deficiency, Tax, judgment, award, assessment, penalty, interest, fine, cost or expense or whatever kind, in each case, whether or not arising out of third-party claims, and (ii) reasonable legal, consultant, accounting, professional fees, and other costs of defense, costs of sampling, testing, investigation, removal, treatment and remediation of contamination, and all reasonable amounts paid in investigation or defense thereof (including any of the foregoing which are incurred in connection with enforcing such Person’s indemnification rights hereunder), including, as the context may require, any of the foregoing which arise out of or in connection with any Actions, and amounts paid in settlement of the foregoing. “Losses” specifically excludes liability for punitive damages, except punitive damages, actually paid or payable by a Party as a result of a Third Party Claim pursuant to ARTICLE VIII.

“Material Adverse Effect” means any effect, condition or change that would be materially adverse to the business, assets, condition (financial or otherwise), operating results, or operations of a Person, taken as a whole; provided, however, that Material Adverse Effect shall exclude any adverse effects, changes or conditions as and to the extent such effects, changes or conditions result from (a) the announcement or publicizing of the transactions contemplated by this Agreement in accordance with this Agreement, (b) the communication by Buyer of its plans or intentions with respect to the Company, (c) the consummation of the transactions contemplated by this Agreement or any actions by Buyer, the Company or the Stockholders taken pursuant to this Agreement, (d) general deterioration in the economic conditions or in financial markets, (e) general deterioration in or other conditions generally affecting the industry in which the Company competes (except to the extent such deterioration is disproportionately adverse to the Company relative to other Persons in the industry), (f) any change or effect resulting from an act of war or terrorism, or (g) any change or effect resulting from changes in GAAP.

“Multiemployer Plan” means an employee pension benefit plan that is defined in ERISA Sections 3(37) or 4001(a)(3).

“Net Working Capital” means, as of any date of determination, (A) the sum of the following current assets of the Company: accounts receivable, net of allowances and credits, inventory and prepaid expenses, minus (B) the sum of the following current liabilities of the Company: accounts payable, accrued commissions, accrued payroll taxes and employee withholdings, accrued nursing expense and other current accrued expenses, as of such date, calculated in accordance with GAAP applied on a consistent basis and without duplication. For the avoidance of doubt, the Sellers’ Expenses, Closing Indebtedness, and the Aggregate Option Payment Amount will not be included as current liabilities in the calculation of Net Working Capital, and the AmerisourceBergen Deposit will not be included as a current asset in the calculation of Net Working Capital.

“Net Working Capital Adjustment Amount” means, as of the Closing Date, (A) if the Net Working Capital at Closing exceeds the Target Net Working Capital, an amount equal to (i) the Net Working Capital at the Closing, minus (ii) the Target Net Working Capital, (B) if the Net Working Capital at Closing is less than the Target Net Working Capital, an amount equal to (i) the Net Working Capital at the Closing, minus (ii) the Target Net Working Capital, or (C) if the Net Working Capital at Closing is equal to the Target Net Working Capital, an amount equal to $0.00.

“Neutral Accountant” has the meaning set forth in Section 1.04(c).

“Notice of Claim” has the meaning set forth in Section 8.05(a).

“Objection Notice” has the meaning set forth in Section 1.05(d)(ii).

“Option” means an option to purchase shares of common stock of the Company granted under the Option Plan.

“Option Cancellation Agreements” has the meaning set forth in the recitals.

“Option Cancellation Amount” means, with respect to any Optionholder, an amount (subject to all Taxes required to be withheld therefrom and without interest) equal to the product of (a) the excess, if any, of (i) an amount per Option equal to the quotient of $10,160,572.32 divided by 874,700; over (ii) the exercise price per share of common stock of the Company subject to such Option and (b) the number of shares of common stock of the Company subject to such Options held by such Optionholder immediately prior to the Closing Date.

“Optionholder” means the holders of options to purchase common stock of the Company.

“Option Plan” means the MedPro Rx, Inc. 2005 Stock Award Plan, dated effective August 5, 2005.

“Permits” means all permits, licenses, approvals, consents, waiver, authorizations, registrations, certificates, certificates of need, operating rights, variances and similar rights obtained, or required to be obtained, from Governmental Entities.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments, fees and other charges by Governmental Antities that are not due and payable as of the Closing Date, (b) in the case of the Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (c) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the Company’s property so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, and (d) with respect to any third-party license of Proprietary Rights to the Company, any contractual restrictions or limitations set forth on the face of the applicable license agreement.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any Governmental Entity or any similar entity.

“Plan” has the meaning set forth in Section 4.08(l).

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.  In the case of a Straddle Period, the portion of such Straddle Period through the end of the Closing Date shall constitute a Pre-Closing Tax Period

“Pre-Closing Income Tax Return” has the meaning set forth in Section 7.01(c).

“Pre-Closing Period Tax Return” has the meaning set forth in Section 7.01(c).

“Proceeding” means any Action, suit, claim, demand, summons, citations or subpoena, audit, hearing, public meeting or inquiry of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at law or in equity, whether or not such matter is before a Governmental Entity or any other Person.

“Prohibited Transaction” is defined in ERISA Section 406 and Code Section 4975.

“Pro Rata Share” has the meaning set forth in Section 1.04(d).

“Proprietary Rights” means all rights or interests, whether as an owner, licensor, licensee or otherwise, along with all income, royalties, damages and payments due or payable at the Closing Date or thereafter, including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights or interests that, now or hereafter, may be secured throughout the world: (a) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all translations, adaptations, derivations, and combinations, including all goodwill associated therewith, (c) copyrights, registered or unregistered, database rights and works of authorship, (d) mask works, (e) rights of publicity and privacy relating to the use of names, likenesses, voices, signatures and biographical information of natural persons, (f) all registrations, applications and renewals for any of the foregoing, (g) trade secrets and Confidential Information (including ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information), (h) software, all rights with respect to computer software and software systems (including data, data compilations, codes, annotations, databases and related documentation), (i) websites, including public and non-public websites, intranet sites and FTP sites, (j) other proprietary rights, (k) rights of personality used in the Business, (l) licenses, license agreements, coexistence agreements, consent agreements, agreements to assign or other agreements to or from third parties regarding the foregoing, (m) all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including the items set forth on Schedule 4.10(a), (n) all internet domain names, telephone numbers, and telephone directory listing, and (o) all moral rights or rights of attribution or integrity in any of the foregoing.

“Purchase Price” has the meaning set forth in Section 1.02(a).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 7.01(i)(iv).

“Related Person” means (A) with respect to an individual: (i) each other member of such individual’s nuclear family, (ii) any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s nuclear family, (iii) any Person in which members of such individual’s nuclear family hold (individually or in the aggregate) a material interest, and (iv) any Person with respect to which one or more members of such individual’s nuclear family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity), and (B) with respect to a Person other than an individual: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person, (ii) any Person that holds a material interest in such specified Person, (iii) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity), (iv) any Person in which such specified Person holds a material interest, and (v) any Person with respect to which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

“Released Claims” has the meaning set forth in Section 6.06(a).

“Released Parties” has the meaning set forth in Section 6.06(a).

“Releasing Parties” has the meaning set forth in Section 6.06(a).

“Relevant Group” means any affiliated, combined, consolidated, unitary or other group for Tax purposes, including (without limitation) an affiliated group of corporations within the meaning of Section 1504 of the Code.

“Restricted Area” has the meaning set forth in Section 6.04(b).

“Restricted Party” has the meaning set forth in Section 6.04(a).

“Restricted Period” has the meaning set forth in Section 6.04(a).

“Reversion Pro Rata Share” means Ronald McFarlane — 33.38%; Nancy McFarlane — 51%, the Ronald McFarlane 2011 Irrevocable Trust — 15.62%, and Mark Poteet — 0%.

“Review Period” has the meaning set forth in Section 1.04(a).

“Second Calculation Period” has the meaning set forth in Section1.05(c).

“Section 338(h)(10) Election” is defined in Section 7.01(h).

“Seller Indemnitees” has the meaning set forth in Section 8.03(a).

“Seller Warranty Losses” has the meaning set forth in Section 8.03(b).

“Sellers’ Expenses” means (A) all change of control, termination, severance, bonus or retention obligations which are triggered by the transactions contemplated by this Agreement (excluding the Aggregate Option Cancellation Amount and the Tenure/Retention Bonuses) including, without limitation, all such amounts due and owing (or that become due and owing) to Trestle Capital Partners, and (B) all fees and expenses payable to any legal counsel, accountants or other advisors of any Selling Party or the Company in connection with the transactions contemplated by this Agreement, in each case to the extent unpaid as of the Closing Date.

“Sellers’ Representative” has the meaning set forth in Section 9.01.

“Selling Parties” mean each of the Stockholders and each of the Optionholders.

“Service Liability Claims” means all Liabilities of the Company resulting from or under (i) any warranty made or allegedly made by the Company prior to the Closing Date with respect to any product it distributes or uses or any services it renders (“Business Products”), (ii) any alleged defect in, non-performance or deficiency of any nature in any Business Product sold or provided (as applicable) prior to the Closing Date, or (iii) any injury to person or property caused or alleged to be caused to any degree by any Business Product sold or provided (as applicable) prior to the Closing Date.

“Shares” has the meaning set forth in the recitals.

“Standard Representations” means all representations and warranties contained in this Agreement, any Schedule, the Buyer’s Secretary Certificate, or the Company’s Secretary Certificate (other than the Fundamental Representations and the Extended Exposure Representations).

“Stockholder” and “Stockholders” each have the meaning set forth in the preamble.

“Straddle Period” has the meaning set forth in Section 7.01(b).

“Subsidiaries” means with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Systems” has the meaning set forth in Section 4.11(a).

“Target Net Working Capital” means $8,800,000.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), customs, duty, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding or other tax assessment, fees, levy or other charge of any kind whatever imposed by any Governmental Entity, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a Relevant Group and (iii) any Liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by Contract or otherwise.

“Tax Gross Up Amount” has the meaning set forth in Section 7.01(i)(ii).

“Tax Gross Up Cap” has the meaning set forth in Section 7.01(i)(ii).

“Tax Proceeding” has the meaning set forth in Section 7.01(j)(ii).

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Law relating to any Taxes.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tenure/Retention Bonus Pool Members” means Andrew Clark, Douglas Fowler, Victoria Starr, Anne Lowish, and Bradley Andrews.

“Tenure/Retention Bonus Award Agreements” means the Tenure/Retention Bonus Award Agreements between the Company and each of the Tenure/Retention Bonus Pool Members dated effective as of the Closing Date.

“Tenure/Retention Bonuses” means the bonuses payable to the Tenure/Retention Bonus Pool Members pursuant to the terms of the Tenure/Retention Bonus Award Agreements.

“Third Party Claim” has the meanings set forth in Section 7.01(j) and Section 8.05(a).

“Third Party Defense” has the meaning set forth in Section 8.05(b).

“Trust Stockholder” means Ronald McFarlane 2011 Irrevocable Family Trust.

“Unvested Option” has the meaning set forth in Section 1.03.

10.02                 Interpretation.

(a)                                 For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

(b)                                 Unless the context otherwise requires, references herein:

(i)                                     to the singular includes the plural and vice versa;

(ii)                                  to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iii)                               to a gender includes the other gender;

(iv)                              to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct;

(v)                                 to all accounting terms will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP;

(vi)                              to Articles, Sections, schedules and exhibits mean the Articles and Sections of, and schedules and exhibits attached to, this Agreement;

(vii)                           to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(viii)                        to a Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; and

(ix)                              to any section or other provision of any Law means that provision of such Law as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment of such section or other provision;

(c)                                  The parties intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.

(d)                                 This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement.  The Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

(e)                                  The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

ARTICLE XI.
MISCELLANEOUS

11.01                 Amendment and Waiver.

This Agreement may be amended, or any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon the Company or the Stockholders only if set forth in a writing executed by Sellers’ Representative and referring specifically to the provision alleged to have been amended or waived, and any such amendment or waiver shall be binding upon Buyer only if set forth in a writing executed by Buyer and referring specifically to the provision alleged to have been amended or waived.  No course of dealing between or among the parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement and a waiver of any provision by any party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

11.02                 Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by telecopy or sent by reputable overnight express courier (charges prepaid), or (ii) three days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, demands and communications to any Stockholder and Buyer shall be sent to the addresses indicated below:

Notices to the Stockholders:

Ronald McFarlane

3624 Williamsborough Court

Raleigh, NC 27609

Nancy McFarlane

3624 Williamsborough Court

Raleigh, NC 27609

Ronald McFarlane 2011 Irrevocable Family Trust

7005 Cedar Bend Court

Raleigh, NC 27612

Attn: David Shipp, Trustee

Mark Poteet

732 Springfield Beach Road

Kinsale, VA 22488

with a copy to:

(which shall not constitute notice to the Stockholders)

Williams Mullen

301 Fayetteville Street, Suite 1700

Raleigh, NC 27601

(PO Box 1000, Raleigh, NC 27602)

Fax No. (919) 981-4300

Attn: David F. Paulson, Jr.

Notice to Sellers’ Representative:

Ronald McFarlane

3624 Williamsborough Court

Raleigh, NC 27609

Notices to Buyer:

Diplomat Specialty Pharmacy, Inc.

4100 South Saginaw

Flint, Michigan 48507

Fax:

Attn: Phil Hagerman, Sean Whelan and Ryan Ruzziconi

with a copy to:

(which shall not constitute notice to Buyer):

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Fax Number: (313) 465-7393

Attn: Michael D. DuBay

11.03                 Expenses.

Except as otherwise provided in this Agreement or the other documents to be delivered pursuant to this Agreement, (i) Buyer will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the transactions contemplated hereunder, including all fees and expenses of its advisors and representatives, and (ii) the Stockholders, jointly and severally, will bear the respective fees and expenses incurred by the Company and any Stockholder in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the transactions contemplated hereunder, including the Sellers’ Expenses and all fees and expenses of its advisors and representatives.

11.04                 Assignment and Successors.

(a)                                 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Stockholder without the prior written consent of Buyer.  Any purported assignment of rights or delegation of obligations in violation of this Section 11.04 will be void.

(b)                                 Buyer may (at any time prior to the Closing), in its sole discretion, assign in whole or in part its rights and obligations pursuant to this Agreement to one or more of its Affiliates, and Buyer may, in its sole discretion, direct the Stockholders to convey the Shares, in whole or in part, to one or more of its Affiliates.  Buyer may assign this Agreement and its rights and obligations hereunder, including its rights and obligations under any document executed in connection herewith, in whole or in part, in connection with a merger or consolidation involving Buyer or in connection with a sale of any limited liability company interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business.  Buyer may assign any and all of its rights pursuant to this Agreement, including its rights to indemnification, to any of its lenders as collateral security.  No assignment shall have the effect of releasing the Buyer from any obligation hereunder.

11.05                 No Waiver.

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Law, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a party, in whole or in part, unless made in a writing signed by such party, (ii) a waiver given by a party will only be applicable to the specific instance for which it is given, and (iii) no notice to or demand on a party will (x) waive or otherwise affect any obligation of that party or (y) affect the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.06                 Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

11.07                 Further Assurances.

The parties will (i) execute and deliver to each other such other documents, and (ii) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement, the transactions contemplated hereunder, and the documents to be delivered pursuant to this Agreement.

11.08                 Entire Agreement.

This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way (including, without limitation, the letter of intent, dated as of March 27, 2014, by and among Diplomat Pharmacy, Inc., the Company and the Stockholders).

11.09                 No Referrals.

Nothing in this Agreement shall be construed to require the Company, the Selling Parties or Buyer or their respective Affiliates to make referrals of patients to one another or any related Person as a result of, or in exchange for, this Agreement or any document executed in connection herewith.  No payment to be made under this Agreement or any document executed in connection herewith shall be in return for the referral of patients to, or in return for the arranging for, ordering, purchasing or leasing of products or services from any of the parties, or from any related Person thereof, in violation of applicable Law, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b).

11.10                 Remedies Cumulative.

Except as set forth below and as otherwise expressly set forth in this Agreement, the rights and remedies of the parties are cumulative (and not alternative) and are in addition to any other rights and remedies that the parties might have at Law or in equity (including, without limitation, claims for breach of contract, willful misconduct, fraud and misrepresentation, negligent misrepresentation, federal and state securities laws, deceptive practice acts, tort, federal and state statutory claims, and any other available remedies).

11.11                 Counterparts; Electronic Signatures.

(a)                                 This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.

(b)                                 A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement or an image of which shall have been transmitted electronically, will constitute an original signature for all purposes.  The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

11.12                 Governing Law.

The Law of the State of Delaware shall govern all questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules attached hereto, and the performance of the obligations imposed by this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

11.13                 Waiver of Jury Trial.

EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.14                 No Third Party Beneficiaries.

Other than the Indemnitees and the parties and their permitted assigns, no Person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement.  This

Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

11.15                 Schedules.

The representations and warranties contained in ARTICLE III, ARTICLE IV and ARTICLE V are qualified by reference to the Disclosure Schedules.  The Parties agree that the Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, the Stockholders or the Buyer except as and to the extent expressly provided in this Agreement.  Each party acknowledges that (a) the Disclosure Schedules may include items or information that the other parties are not required to disclose under this Agreement and (b) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to the Company or the Buyer.  The parties acknowledge that (i) headings have been inserted on the individual Schedules included in the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Disclosure Schedules and (ii) information contained in various schedules contained in the Disclosure Schedules or Sections and subsections of the Schedules contained in the Disclosure Schedules may be applicable to other Schedules or Sections and subsections, to the extent that the applicability of such matter, document or item to such other Schedules or Sections and subsections is readily apparent on its face.  Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).

11.16                 Post-Closing Representation of the Stockholders.

In any dispute or proceeding arising under or in connection with this Agreement or any other document entered into in connection herewith following the Closing, the Sellers’ Representative or any Stockholder will have the right, at its election, to retain Williams, Mullen, Clark & Dobbins, P.C. or its successor (the “Law Firm”) to represent it in such matter.  Buyer, on behalf of itself and its Affiliates, hereby waives any actual or alleged conflict of interest arising from such representation by the Law Firm and consent to any such representation in any such matter.

 (signature pages follow)

IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed as of the date first written above.

BUYER:

DIPLOMAT PHARMACY, INC.

By:	/s/ Philip Hagerman
Name:	Philip Hagerman
Title:	Chief Executive Officer

STOCKHOLDERS:

By:	/s/ Nancy McFarlane
Nancy McFarlane

By:	/s/ Ronald McFarlane
Ronald McFarlane

Ronald McFarlane 2011 Irrevocable Family Trust

By:	/s/ David Shipp
Name:	David Shipp
Title:	Trustee

By:	/s/ Mark Poteet
Mark Poteet

COMPANY:

MEDPRO RX, INC.

By:	/s/ Nancy McFarlane
Name:	Nancy McFarlane
Title:	President